KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

January 20, 2017

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

To supplement our January 4, 2017 filing (File No. 811-08039), enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the amended complaint filed on January 17, 2017 in the Court of Chancery of the State of Delaware, naming the Trust as a defendant in a lawsuit (Verified Amended Complaint, *Zuber v. Third Ave. Trust,* No. 12959-VCL (Del. Ch. Jan. 17, 2017)).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
 George M. Silfen



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MIRANDA ZUBER,

                      Plaintiff,

      v.

THIRD AVENUE TRUST, a
Delaware Statutory trust,

                    Defendant.

C.A. No. 12959-VCL

VERIFIED AMENDED COMPLAINT[1]

Plaintiff Miranda Zuber ("Plaintiff"), by and through her attorneys, upon knowledge as to herself and upon information and belief as to all other matters, alleges as follows:

NATURE OF THE ACTION

1.   This amended complaint is brought pursuant to 12 Del. C. § 3819 ("Section 3819") and Delaware common law to enforce Plaintiff's statutory and common law right to obtain books and records of Defendant Third Avenue Trust (the "Trust") and the Third Avenue Focused Credit

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[1] In accordance with Chancery Court rule 15(aa), attached as Exhibit A is a copy of the amended complaint showing the additions from the original complaint in underline and the deletions in cross-out type.

Fund (the "Fund" or "FCF" and, with the Trust, "Third Avenue"). This matter arises from Third Avenue's failure to produce documents responsive to Plaintiff's December 9, 2016, demand (the "3819 Demand") to inspect certain books and records in connection with the mismanagement of the Fund and other conduct.

2.   The Fund was supposed to operate as an open ended mutual fund allowing for prompt cash redemptions. Instead of properly overseeing the Fund's management, Defendant allowed the Fund to hold excessive and concentrated, illiquid and improperly valued securities. Because of the Fund's inability to liquidate investments at prices reflected by the Fund's purported net asset value ("NAV"),[2] the Fund announced that it would suspend redemptions and seek to liquidate its assets. As a result, Plaintiff and other investors are now trapped for an indeterminate amount of time[3]

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[2] A mutual fund's NAV is calculated by dividing the total net asset value of the fund or company by the number of shares outstanding.

[3] At the time redemptions were suspended, Third Avenue advised shareholders that "Third Avenue anticipates that the full liquidation process may take up to a year or more before a final distribution is made in order to achieve favorable results." Forms N-Q filed with the SEC state that as of January 31, 2016, the Fund held 618,546,100 in net assets, and on July 31, 2016, the Fund held 601,115,463.

An initial cash distribution on December 16, 2015 of $0.58613 per share represented slightly over 9% of the capital in FCF. On June 15, 2016, the FCF made its second liquidating distribution of $0.54362 per share. On November 8, 2016, the FCF made its third liquidating distribution of $0.25463 per share. Based upon the representation on December 16, 2015, that the distribution "represented slightly over 9% of the capital in FCF", it appears that after a year only approximately one quarter of the Fund has been liquidated as of this filing.

On a November 17, 2016, conference call (the transcript of which is available at http://focusedcreditfund.com/wp-content/uploads/2016/11/11-17-16-FCF-Call-Transcript.pdf), shareholders were advised:

> We made a distribution on November 8 of $30 million which was about 25.5 cents per share. This was the third in a series of liquidating distributions.
>
> Total liquidating distributions to date have been about $1.38 per share.
>
> The Fund met its Subchapter M asset diversification requirements at October 31. We anticipate making a significant distribution of approximately $140 million on November 29th. We believe that this distribution should comprise the vast majority of cash presently in the portfolio.
>
> After this distribution, we will have distributed approximately $300 million, leaving roughly $420 million in the Portfolio.

As shareholders were advised in a November 29, 2016 letter, which was the most recent correspondence sent to Fund shareholders as of this filing, "[c]umulative distributions now account for approximately 40% of the Fund's total assets since the plan of liquidation was first announced."

with shares whose value has already been diminished by the excessive payouts made to prior-redeeming shareholders, and which are backed solely by illiquid securities.

3.   Plaintiff seeks information related to valuation of the Fund, and specifically related to the calculation of the Fund's NAV, including its constituent assets, so that Plaintiff may evaluate the Fund's NAV's reliability and the possibility of wrongdoing by officers, directors or employees of the Trust and/or the Fund. This information will, among other things, allow Plaintiff to evaluate potential derivative claims, evaluate the fairness of any potential proposed settlement in two derivative actions pending against the Fund and evaluate options for the now-frozen Fund, including whether to tender Plaintiff's shares should the opportunity arise again.[4] Without the documents demanded, Plaintiff does not know what

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http://focusedcreditfund.com/wp-content/uploads/2016/11/FCF-11-29-16-Letter.pdf.

[4] For example, while the Fund was frozen, MacKenzie Capital Management, LP ("MCM") made an unsolicited "mini-tender' offer to purchase up to 1,500,000 Shares of the Fund at $2.00 per share. Plaintiff was unable to evaluate MCM's offer other than being advised that "Third Avenue believes this price is not in the best interest of shareholders as it is materially below Third Avenue's assessment of possible returns and timing of those returns in FCF's liquidation." http://www.businesswire.com/news/home/20160415005911/en/Avenue-Recommends-Rejection-%E2%80%98Mini-

would be a fair resolution of the derivative action or whether Third Avenue's assessment of possible returns and timing of those returns in FCF's liquidation are reasonable.

PARTIES

4.   Plaintiff is a current shareholder of the Fund who first purchased units of the Fund in 2013 and has continuously held shares of the Fund since that time.

5.   The Trust is a statutory trust organized under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust Instrument").[5] The Trust and the Fund's principal executive offices are located at 622 Third Avenue, New York, New York 10017. The Trust is an open-ended management investment company consisting of five separate investment series, including FCF, which commenced operations on or about August 31, 2009. The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds.

Tender%E2%80%99-Offer-MacKenzie-Capital. While the MCM offer has expired, Plaintiff will be unable to evaluate any similar future tender offers if Plaintiff is denied sufficient material to evaluate potential fair value of Plaintiff's Fund holdings.

[5] The Trust Instrument is available at https://www.sec.gov/Archives/edgar/data/1031661/0000921446-97-000011.txt as Exhibit 1.

FACTUAL ALLEGATIONS

The Fund

6.   The Fund was first offered to investors on or about August 31, 2009 and is registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at their NAV. Open-ended funds are required to allow investors to redeem the value of their shares upon demand, and the Trust Instrument states, in part, "A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days after receipt of such redemption requests."

7.   The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds. The Trust is managed by the Trust's board of trustees (the "Board"), which hired Third Avenue Management, LLC ("Third Avenue Management" or the "Adviser") to serve as the investment adviser for all of the Third Avenue Funds, including the Fund.

8.   The Fund focused on investing in bonds and credit instruments rated below investment grade by some or all of the independent rating

agencies, including Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or "high-yield" securities.

9.   The Fund's strategy was to buy distressed debt and other investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation."

10.   The Fund offered two share series with different investment minimums and fees: the Investor Class and Institutional Class. The minimum initial investment for the Investor Class was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20% of assets under management. The Institutional Class required a minimum investment of $100,000 with net annual operating expenses capped at

0.95%.[6] The Fund grew steadily through mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management topping out at over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

11.   While fixed income markets in 2013 and most of 2014 were robust, an increase in demand for those products without a concomitant increase in trading volumes was causing liquidity in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace***. Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are

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[6] On August 26, 2016, the Fund combined its two share classes, and the Investor Class shares were converted to 1.00225814 Institutional Class shares.

spread over many funds, and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups*** – although long-term institutional buyers may use it as a buying opportunity. [Emphasis added.]

12. Other influential commentators warned of an impending liquidity crunch as the U.S. government's quantitative easing monetary policy was coming to an end. On August 11, 2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride.
>
> Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision.
>
> * * *
>
> . . . Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.
>
> * * *
>
> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy,

warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity".

* * *

. . . [M]ost important, ***the plumbing of credit markets has changed***. Households and mutual funds own 37 per cent of all credit, up from about 29 per cent pre-crisis, according to Fed data. Dealers have less ability to warehouse risk and compensate for market volatility: ***an index by RBS estimates trading liquidity has dropped 70 per cent since 2007***. [Emphasis added.]

13.   On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, ***and regularly discussing risks with their boards.***" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond

liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

14.   Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> ***In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market. . . .***
>
> *** *
>
> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise***

***and/or we conclude we are not being sufficiently
compensated for liquidity risk.*** [emphasis added]

The Liquidity Risks and Standards Are Ignored at the Fund

15. Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR § 270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 CFR § 270.38a-1, also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

16. The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in order to timely satisfy investors' redemptions. Accordingly, SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not be sold or disposed of

in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued the investment on its books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by Registered Investment Companies, Investment Company Act Release No. 14983, 51 Fed. Reg. 9773 (Mar. 21, 1986)).

17. In response to increased volatility in the fixed income markets in June 2013, on January 1, 2014, the SEC released a guidance update titled "Risk Management in Changing Fixed Income Market Conditions" encouraging fund advisers to take the following steps to manage and communicate liquidity risks:

> *Assess and Stress Test Liquidity*
>
> … In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity …
>
> *Conduct More General Stress-Tests/Scenario Analyses*
>
> Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds. . . . .
>
> *Risk Management Evaluation*
>
> Fund advisers may want to consider using the outcomes of any assessments, analyses, and

conversations to evaluate what risk management strategies and actions are most appropriate. . . . These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications

Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions. . . . .

[Footnotes omitted.]

18. Further, the SEC recently proposed new regulations stressing the importance of adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that "meeting daily redemption obligations is *fundamental* for open-end funds, and funds must manage liquidity in order to meet these obligations" and proposes a regulation requiring open-ended funds to develop liquidity risk management programs.

Open-Ended Fund Liquidity Risk Management Programs, Investment Company Act Release No. 31835 at 17, SEC File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

19.   A mutual fund's board of directors, or a similar governing body, is responsible for determining a security's liquidity based upon the trading market for that specific security. *See* Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145, Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30, 1990).

20.   The Board represented to investors and the Fund's shareholders that it was monitoring liquidity. Thus, the Trust regularly included in its Statement of Additional Information ("SAI"), which was incorporated by reference into the Trust's Prospectuses, a disclosure providing:

> ***Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.*** . . .
>
> ***Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities").*** Securities

freely saleable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid *if they satisfy liquidity standards established by the Board of Trustees (the "Board")*. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, *the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test.* . . . [Emphasis added.]

21.   The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings."

22.   The Trust's March 1, 2016 Prospectus provided that:

> The Funds' procedures call for a valuation committee of the designated independent Trustees to make a determination of fair value based on the committee members' or Trustees' judgments of relevant information and an analysis of the asset within the methodology approved by the Board of Trustees or between Board meetings, by designated independent Trustees. Details of fair valuation methodologies and determinations for all fair valued positions are provided under the approved methodology of the Adviser and are reviewed by the Trustees of the Trust on a quarterly basis.

23.   According to SEC guidance, a fund's board may enlist the assistance of individuals who are not board members to assist with its valuation duties, but it may not fully delegate these responsibilities and must establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

24.   Communications promulgated by the Trust also assured FCF investors that redemption requests would be timely honored, as they should

be, consistent with the ICA and SEC guidance, stating in the prospectuses

filed by the Trust with respect to issuing shares of the Fund that:

> **General**
>
> You may redeem your shares on any day during which the NYSE is open for trading, either directly from a Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees. . . .
>
> **Payment of Redemption Proceeds**
>
> ***A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request.*** [Emphasis added.]

25.   The Adviser had its own duties to shareholders and the Fund.

Article 2(b) of the Investment Advisory Agreements between Third Avenue

Management and the Trust stated that the Adviser would abide by these

standards in managing the Fund. Specifically, the Investment Advisory

Agreements provide that:

> the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument

and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

26.   Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed CEO Barse and his top lieutenants to run the Fund's operations as they saw fit, according to an article published in *The Business Insider*, titled "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate Liquidity While the High-Yield Market Declines

27.   Notwithstanding the mandate of the ICA, SEC guidance requiring the Fund to maintain adequate liquidity, the Trust's representations that it would monitor liquidity, and the promises set forth in the Investment Advisory Agreements, the Board and/or the Adviser failed to ensure that the Fund maintained adequate liquidity.

28.   The relative illiquidity of the Fund was purportedly reflected by a Generally Accepted Accounting Principles ("GAAP") method used to determine the fair value of a fund's assets. Under Financial Accounting

Standards Board Accounting Standards Codification Topics 820-10, Fair

Value Measurements and Disclosures ("FASB ASC 820-10"), there are

three levels for determining fair value, which use the following inputs:

> • Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access at the measurement date;
>
> • Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
>
> • Level 3 – Significant unobservable inputs (including the Funds' own assumptions in determining the fair value of investments)[.]

29.   Accordingly, Level 1 assets represent the most liquid level, as

the value is dictated by active trading markets, while Level 3 assets represent

the least liquid, as there are no observable market inputs to help determine

their value. By most mutual fund standards, only Level 1 assets are deemed

to be liquid, or capable of being sold at a price at or near their valuation

within a reasonable period of time.

30.   Rather than shifting to more liquid assets as investor net

redemptions were mounting, the Fund held a large proportion of less liquid assets that it recorded as Level 2 and illiquid Level 3 securities investments

as demonstrated in the chart below based upon the Fund's SEC filings:

Date	Net Investments[7]	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

31.   Thus, the Fund was allocated in manner actually *opposite the*

SEC's guidance. Rather than holding only 15% illiquid assets, the Fund was

actually holding less than 10% in liquid (Level 1) assets and over 90% in

less liquid or illiquid (Level 2 and 3) assets, assuming, but not agreeing, that

these assets were properly valued and categorized.

32.   Along these lines, the Fund had 76% of its portfolio exposed to

very low-rated CCC+ securities and below, compared to a median level of

22% of such securities among similar junk bond funds, according to analysts

at Citigroup. *See The Business Insider*, "Inside Third Avenue Management,

Where Employees Were Terrified to Bring Bad News to the Boss," by Tim

McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund also purchased large portions, ten percent or more, of smaller, less

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[7] Values herein were reported by the Trust on Forms N-CSR and N-CSRS filed with the SEC. Plaintiff does not agree that these values were true and accurate.

frequently-traded bond offerings, including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13, 2015.

33.   The accumulation of such large stakes in these types of assets was especially reckless. As the Fund became "the largest holder of certain loans and securities that traded infrequently," when it then went to sell these assets, "savvy traders . . . quickly figured out that a large investor was under pressure to sell" and offered "lowball bids for some of its assets, which would have caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third Avenue CEO Barse Departs," December 14, 2015.

34.   According to its October 31, 2015 Fourth Quarter Report, the Fund additionally held many other low-liquidity or illiquid types of investments such as private equities, units of closed-end funds, and term loans, including Debtor-in-Possession loans for bankrupt entities and loans to energy companies.

The Fund Redeems Hundreds of Millions of Dollars of its Shares at Inflated Prices and Then Blocks Further Redemptions

35. In 2015, the lowest rated high-yield securities performed far worse than the rest of the market. The rout was fueled by falling commodities, including energy, prices, to which sector the high-yield segment of the market is heavily weighted. The Fund had over $2.97 billion in net assets at the beginning of fiscal year 2015, but due to portfolio losses and redemptions, it was down to $2.46 billion by April 30, 2015, with net redemptions of over $186 million. The Fund's net assets continued to fall in 2015 to $1.37 billion on October 31, 2015, with net redemptions for the entire fiscal year totaling over $938 million. Thus, over $750 million in redemptions occurred in the last half of fiscal 2015. Indeed, the Trust's Notice of application and a temporary order under Section 22(e)(3) of the Investment Company Act of 1940, filed with the SEC on December 16, 2015, states that "the Fund has experienced a total of $1.1 billion in estimated net outflows for the year to date through December 9, 2015."

36. Those shareholders cashing out benefitted from the Fund's failure to properly value its assets at the expense of its remaining shareholders. The Fund's heavy holdings of illiquid assets make it extremely unlikely that prior redemptions were properly valued. Thus, "Third

Avenue's credit fund . . . more than any of its peers, skewed its portfolio toward high-risk, high-return turnaround situations in which the bonds traded so infrequently that determining a price for them was little more than guesswork." *The New York Times*, "A New Focus on Liquidity After a Fund's Collapse," by Landon Thomas Jr., January 11, 2016. *The New York Times* further reported that the SEC has previously prosecuted mutual funds for inflating the value of hard-to-sell securities, and that here, it might investigate "whether the portfolio managers at the [Fund] set prices too high for the most illiquid bonds. Mispricings of hard-to-trade (and hard-to-value) securities give investors a distorted view of the assets' worth — which makes the fund all the more vulnerable when investors remove their money en masse."

37.   Having failed to maintain adequate liquidity consistent with the mandates of an open-ended mutual fund, on December 9, 2015, Third Avenue Management notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into liquidation (the "Liquidation Announcement"). David Barse ("Barse"), the Trust's Chief Executive Officer and President at the time, stated in a message to investors:

> We believe that, with time, FCF would have been
> able to realize investment returns in the normal

course. Investor requests for redemption, however, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for FCF going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders.

In line with its investment approach, FCF has some investments in companies that have undergone restructurings in the last eighteen months, and while we believe that these investments are likely to generate positive returns for shareholders over time, if FCF were forced to sell those investments immediately, it would only realize a portion of those investments' fair value given current market conditions. . . .

38.   As noted by *Morningstar* in an article entitled "Many Concerns About Third Avenue," had the Fund "met further redemption requests, it likely would have decimated the Fund's performance, leaving remaining shareholders with even deeper losses."

39.   On December 11, 2015, Barse presented a rescue plan to the Board which involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC ("Fortress"). The Board rejected the offer as apparently too low, highlighting the prior overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the offer

represented fair value for the Fund's assets, however, Barse vowed to push forward despite the Board's disapproval. The Board then terminated Barse.

40.   Since the Liquidation Announcement, the Fund's NAV has significantly underperformed its benchmarks with the Fund's NAV falling over 24% as of November 26, 2016, while other high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $ High Yield Corporate Bond ETF have increased 4.79% and 5.75%, respectively. The Fund's stark departure from such benchmarks further demonstrates the inflated values at which the Fund's assets were previously set and at which redemptions were improperly paid.

41.   On December 16, 2015, Third Avenue notified Fund investors that it was working with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate liquidation vehicle. The Fund stated that the initial shareholder distribution would include only 9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its remaining assets at reasonable or above fire-sale prices.   As noted above in footnote 3, there were two subsequent distributions that were smaller than the first distribution, and it appears that after a year only approximately one quarter of the Fund has been liquidated as of this filing.

42.   On December 22, 2015, *Morningstar* announced that in the wake of the demise of the Fund, it was downgrading its assessment of Third Avenue Management, as adviser to all of the Third Avenue Funds, from Neutral to Negative. In discussing the Fund's downfall, *Morningstar* noted:

> Perhaps the most fundamental failure came at the outset in the firm's decision to offer the Focused Credit strategy as an open-end mutual fund at all. The open-end format demands daily liquidity, yet this was no ordinary high-yield bond fund. Among other items, the fund invested in high-yield bonds, loans, common stocks, and even some private equities, many of which became increasingly illiquid. Its weighting in nonrated debt was the highest in the peer group, and its weighting in B rated or lower debt was second-highest. The underlying distressed bonds central to the strategy were particularly prone to illiquidity. ***Management, and the board that oversaw the fund, failed to reconcile this inconsistency, and that mismatch ultimately proved to be the fund's undoing.***
>
> However, once the decision to launch the fund had been made, ***management and the fund's board had a responsibility to monitor the fund's liquidity and make necessary adjustments to ensure the fund could meet redemption requests in an orderly way. They failed to do so-- management in miscalculating the potential illiquidity of the fund's holdings and the board in not holding management's feet to the fire as a secondary check.***

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015. (Emphasis added).

Plaintiff and the Other Shareholders Are Stuck Holding Illiquid Assets at Still-Inflated Prices After Redemptions Were Blocked

43.   Barse's December 9, 2015 letter to Fund shareholders stated, in part:

> Third Avenue will manage the Liquidating Trust in order to obtain the best overall outcome for the beneficiaries. Third Avenue will not charge any fee for those services. Third Avenue anticipates that there will be periodic distributions from the Liquidating Trust as income is received and as assets are disposed of at reasonable prices. Third Avenue anticipates that the full liquidation process may take up to a year or more before a final distribution is made in order to achieve favorable results.

44.   As noted in Paragraph 41 and n.2, *supra*, in approximately 13 months, approximately 40% of the Fund's assets have been sold at or near the Fund's NAV. Thus, after over a year, the Fund has not been able to sell 60% of its assets at or near NAV values despite the facts that (1) SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities (*supra* ¶ 16), and (2) the Fund was supposed to be able to redeem shares within seven calendar days (*supra* ¶ 24). If the Fund is not properly valuating its assets, it will

never find a counterparty to transact with, as the dearth of transactions to date suggests is happening.

45.   Plaintiff was unable to evaluate the MCM mini-tender, and will stand unable to evaluate any future tender offers, absent information sufficient to evaluate the Fund's NAV.

PROCEDURAL BACKGROUND OF PLAINTIFF'S SECTION 3819 DEMAND AND THIRD AVENUE'S FAILURE TO COMPLY

46.   In light of the foregoing, on or about January 21, 2016, Plaintiff delivered a 12 Del. C. § 3819 Demand (the "3819 Demand" as defined above) to the Board at the Trust's principal office located in New York, New York. The 3819 Demand is attached hereto as Exhibit B.

47.   On January 29, 2016, Plaintiff's counsel received a response to the 3819 Demand from Jonathan Wagner of Kramer Levin Naftalis & Frankel LLP ("Kramer Levin"), which was retained by Third Avenue. The January 29, 2016, response (attached hereto as Exhibit C) raised three issues: "the parameters of the production, confidentiality issues, and who bears the expense of production."

48.   On February 29, 2016, Plaintiff and the Trust entered into a confidentiality agreement, a copy of which is attached hereto as Exhibit D.

49. On March 17, 2016, *Krasner v. Third Avenue Trust*, CA No. 12113-VCL, was filed by another shareholder of the Fund pursuant to 12 Del. C. § 3819 to obtain certain books and records from the Trust.

50. On March 18, 2016, 388 pages of documents were produced to Plaintiff's counsel; on March 25, 2016, an additional 1,227 pages were produced; on March 30, 2016, 19 pages were produced, and on April 8, 2016, two pages were produced to supplement the prior production after Plaintiff's counsel inquired about what appeared to be missing pages.

51. After inquiring about what Plaintiff's counsel believed to be missing pages, Kramer Levin sent an April 8, 2016, letter (attached hereto as Exhibit E) stating, in relevant part:

> Without prejudice to Third Avenue Management LLC's position that Delaware law requires no further production of books and records, I enclose a document labeled TAM_FCF00001004-A, which was inadvertently omitted from our second production. Sequentially, TAMJFCF00001004-A falls between TAM_FCF00001004 and -1005.

52. On April 22, 2016, Plaintiff Krasner moved for summary judgment in *Krasner v. Third Avenue Trust*, CA No. 12113-VCL.

53.   On or about May 3, 2016, Plaintiff served a demand (the "Litigation Demand") on the Board,[8] pursuant to the laws of the States of Delaware and New York, to investigate, institute litigation to recover damages from those who have acted in breach of their fiduciary duties, or who have engaged in mismanagement or negligence, and to demand that the Board take the remedial measures necessary to prevent recurrence of the wrongdoings of the type identified herein.

54.   On May 24, 2016, Plaintiff received a letter, attached hereto as Exhibit F, stating that the Board had formed a special committee (the "Special Committee") to investigate Plaintiff's claims.

55.   On June 29, 2016, Plaintiff received a letter from Mark Holland of Goodwin Procter, attached hereto as Exhibit G, advising that the Special Committee had retained Goodwin Procter and noting, among other things, that "[t]o assist in its review of the matters raised in your Letter, the [Special] Committee requests that you provide us with any and all information and documents in your or your client's possession that support

---

[8] Because the Litigation Demand cited confidential material, and because its contents are irrelevant to Plaintiff's claim in this Action, the Litigation Demand is not attached hereto.

the allegations in your Letter, as well as any additional information or documentation that you would like the Committee to consider."

56. On July 28, 2016, after briefing and oral argument on Krasner's April 22, 2016, motion for summary judgment, this Court denied the Trust's motion to dismiss and granted Krasner's motion for summary judgment, concluding that:

> 5. Krasner has established as a matter of law that he is entitled to obtain minutes of the Risk Committee and the Liquidity Working Group, as well as any reports made to or considered by the Risk Committee and the Liquidity Working Group regarding the Fund's liquidity issues.
>
> 6. Krasner has established as a matter of law that he is entitled to obtain documents relating to the departure of David Barse and members of his team, including documents below the level of the Board of Trustees. Krasner explained in his opening brief why he was entitled to these documents. In its answering brief, the Trust did not explain why they should not be provided.
>
> 7. Krasner has established as a matter of law that he is entitled to obtain the offer made by Fortress to purchase the Fund's illiquid investments. Krasner has explained persuasively terms of that offer shed light on the extent to which the illiquid assets had been previously overvalued by the Fund.
>
> 8. Krasner has established as a matter of law that he is entitled to obtain documents relating to the

independence of the Trustees, such as D&O insurance questionnaires, board questionnaires, or similar materials.

9. Krasner has established as a matter of law that he is entitled to obtain the materials relating to liquidity and valuation issues that were reviewed by the board of trustees at its meetings relating to liquidity and valuation issues, such as reports on daily trading prices and the reports on fair value pricing. Krasner explained in his opening brief why he was entitled to these materials. In its answering brief, the Trust did not explain why they should not be provided.

57. Because the Special Committee had asked Plaintiff to further expound upon her Litigation Demand, in a November 2, 2016, letter attached hereto as Exhibit H, Plaintiff requested that the Special Committee produce to her the documents produced to Mr. Krasner.

58. On November 7, 2016, Plaintiff's counsel sent an email, attached as Exhibit I hereto, to Daniel Schumeister and Jonathan Wagner of Kramer Levin, stating, in relevant part:

On April 8, 2016, you represented that Third Avenue Management LLC's position was that Delaware law required no further production of books and records.

As you know, *Krasner v. Third Avenue Trust*, Docket No. 12113 (Del. Ch.), resulted in a July 28, 2016, order that undermines the conclusion that

> Delaware law required no further production of books and records.
>
> We previously requested that information of the Special Committee, but it has not responded. As such, we demand that Third Avenue Management LLC produce the information the *Krasner* Court ordered produced by no later than this Thursday.

59. No response or production ensued.

60. On November 9, 2016, as attached hereto as Exhibit J, Goodwin Procter responded to the November 2, 2016, letter stating that the Special Committee was not obliged to produce documents.

61. On November 15, 2016, Plaintiff's counsel sent a formal 12 Del. C. § 3819 demand, attached hereto as Exhibit K, to Kramer Levin demanding that "the prior production we received be supplemented by the production that the Court ordered Mr. Krasner was entitled to as a matter of law" and demanding those documents be produced.

62. Again, despite the fact that this Court has already concluded that such documents fall within the scope of Section 3819 *as a matter of law,* no response or production ensued.

63. Plaintiff filed this Action on December 2, 2016.

64. Upon filing this Action, Plaintiff's counsel received an email on December 4, 2016, attached hereto as Exhibit L, from counsel for Third

Avenue which advised that it "did not have any record of receiving the November 15, 2016 letter attached as Exhibit J to Ms. Zuber's complaint." Kramer Levin stated that its spam filter had prevented delivery of the November 7 and 15, 2016, communications, delivery of Exhibits H and J hereto.

65. On December 6, 2016, Third Avenue produced the documents produced as a result of the Court's summary judgment order in *Krasner v. Third Avenue Trust*, CA No. 12113-VCL.

66. On December 9, 2016, having reviewed the production of December 6, 2016, Plaintiff and her counsel demanded "documents and data relating to the valuation models, processes, and procedures for the Fund", and particularly to certain Fund investments. In response to Plaintiff's December 9, 2016, 3819 Demand, among other things, Plaintiff asserted that:

> There is also reason to believe that the Fund's valuation models are still faulty. The Fund's shareholders were advised by the December 2015 letter that TAM "anticipates that the full liquidation process may take ***up to a year or more*** before a final distribution is made in order to achieve favorable results."[] It has now been almost a year, and less than half of the Fund's assets have been sold. If the Fund is not properly valuating its assets, it will never find a

counterparty to transact with, and the dearth of transactions to date suggests that may still be happening.

67.   Third Avenue responded on December 16, 2016, in a letter questioning Plaintiff's purpose and entitlement to valuation related materials.

68.   On December 23, 2016, Plaintiff explained her purpose and entitlement to the documents requested, and demanded a response within five business days. (See Exhibit M attached hereto) Plaintiff pointed out, among other things, that "to the extent our understanding that the Committee is producing the same documents to its experts or consultants, any argument that the same documents cannot be produced to Ms. Zuber and her consultants for confidentiality reasons is baseless." Additionally, to the extent such documents have already been collected, there is no burden in producing them to Plaintiff.

69.   No response was made to the December 23, 2016, letter and no production ensued.

70.   Third Avenue is in breach of Section 3819 for failing to comply with its obligation to permit the inspection of books and records with respect to Plaintiff's Demand. The documents requested relate directly to valuation

and are related to "the business and financial condition of the statutory trust" (12 Del. C. § 3819(a)(3)) and are "just and reasonable" given the unique circumstances of the Fund, described above.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order pursuant to 12 Del. C. §3819 and Delaware common law:

A.   Requiring the Trust to permit Plaintiff and/or her attorneys to inspect and copy the materials identified in the Demand forthwith;

B.   Awarding the costs and fees associated with the prosecution of this action to Plaintiff; and

C.   Awarding such other and further relief as the Court deems just and proper.

Dated: January 17, 2017

BIGGS AND BATTAGLIA

_/s/ Robert Goldberg
Robert D. Goldberg(ID #631)
921 North Orange Street
Wilmington, DE 19801
Phone: (302) 655-9677
(302)655-7924-Fax
goldberg@batlaw.com

Attorneys for Plaintiff, Miranda Zuber

Of Counsel:
Mark Levine
Aaron Brody
Michael Klein
STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
Phone: (212) 687-7230
Fax: (212) 490-2022
mlevine@ssbny.com
abrody@ssbny.com
mklein@ssbny.com



EXHIBIT A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MIRANDA ZUBER,
 	
          Plaintiff,
 	
    v.
 	
~~THIRD AVENUE TRUST, a Delaware Statutory trust,~~
 	
THIRD AVENUE TRUST, a Delaware Statutory trust,
 	
          Defendant.
	C.A. ~~No.~~ ~~—————~~12959-VCL

VERIFIED AMENDED COMPLAINT[1]

Plaintiff Miranda Zuber ("Plaintiff"), by and through her attorneys, upon knowledge as to herself and upon information and belief as to all other matters, alleges as follows:

NATURE OF THE ACTION

1. This ~~is a~~amended complaint is brought pursuant to 12 Del. C. § 3819 ("Section 3819") and Delaware common law to enforce Plaintiff's

---

[1] In accordance with Chancery Court rule 15(aa), attached as Exhibit A is a copy of the amended complaint showing the additions from the original complaint in underline and the deletions in cross-out type.

statutory and common law right to obtain books and records of Defendant Third Avenue Trust (the "Trust") and the Third Avenue Focused Credit Fund (the "Fund" or "FCF" and, with the Trust, "Third Avenue"). This matter arises from Third Avenue's failure to produce documents responsive to Plaintiff's December 9, 2016, demand (the "3819 Demand" attached hereto as Exhibit A)") to inspect certain books and records in connection with the mismanagement of the Fund and other conduct.

2.   The Fund was supposed to operate as an open ended mutual fund allowing for prompt cash redemptions. Instead of properly overseeing the Fund's management, Defendant allowed the Fund to hold excessive and concentrated, illiquid and improperly valued securities. Because of the Fund's inability to liquidate investments at prices reflected by the Fund's purported net asset value ("NAV"),[2] the Fund announced that it would suspend redemptions and seek to liquidate its assets. As a result, Plaintiff and other investors are now trapped for an indeterminate amount of time[3]

_____

[2] A mutual fund's NAV is calculated by dividing the total net asset value of the fund or company by the number of shares outstanding.

[3] At the time redemptions were suspended, Third Avenue advised shareholders that "Third Avenue anticipates that the full liquidation process may take up to a year or more before a final distribution is made in order to

achieve favorable results." Forms N-Q filed with the SEC state that as of January 31, 2016, the Fund held 618,546,100 in net assets, and on July 31, 2016, the Fund held 601,115,463.

An initial cash distribution on December 16, 2015 of $0.58613 per share represented slightly over 9% of the capital in FCF. On June 15, 2016, the FCF made its second liquidating distribution of $0.54362 per share. On November 8, 2016, the FCF made its third liquidating distribution of $0.25463 per share. Based upon the representation on December 16, 2015, that the distribution "represented slightly over 9% of the capital in FCF", it appears that after a year only approximately one quarter of the Fund has been liquidated as of this filing.

On a November 17, 2016, conference call (the transcript of which is available at http://focusedcreditfund.com/wp-content/uploads/2016/11/11-17-16-FCF-Call-Transcript.pdf), shareholders were advised:

> We made a distribution on November 8 of $30 million which was about 25.5 cents per share. This was the third in a series of liquidating distributions.
>
> Total liquidating distributions to date have been about $1.38 per share.
>
> The Fund met its Subchapter M asset diversification requirements at October 31. We anticipate making a significant distribution of approximately $140 million on November 29th. We believe that this distribution should comprise the vast majority of cash presently in the portfolio.
>
> After this distribution, we will have distributed approximately $300 million, leaving roughly $420 million in the Portfolio.

with shares whose value has already been diminished by the excessive payouts made to prior-redeeming shareholders, and which are backed solely by illiquid securities.

2.3.   Plaintiff seeks information related to valuation of the Fund, and specifically related to the calculation of the Fund's NAV, including its constituent assets, so that Plaintiff may evaluate the Fund's NAV's reliability and the possibility of wrongdoing by officers, directors or employees of the Trust and/or the Fund. This information will, among other things, allow Plaintiff to evaluate potential derivative claims, evaluate the fairness of any potential proposed settlement in two derivative actions pending against the Fund and evaluate options for the now-frozen Fund, including whether to tender Plaintiff's shares should the opportunity arise

---

In other words, after a year, the Trust will have liquidated less than 42% of its assets.As shareholders were advised in a November 29, 2016 letter, which was the most recent correspondence sent to Fund shareholders as of this filing, "[c]umulative distributions now account for approximately 40% of the Fund's total assets since the plan of liquidation was first announced." http://focusedcreditfund.com/wp-content/uploads/2016/11/FCF-11-29-16-Letter.pdf.

again.[4]   Without the documents demanded, Plaintiff does not know what would be a fair resolution of the derivative action or whether Third Avenue's assessment of possible returns and timing of those returns in FCF's liquidation are reasonable.

PARTIES

3.4.   Plaintiff is a current shareholder of the Fund who first purchased units of the Fund in 2013 and has continuously held shares of the Fund since that time.

4.5.   The Trust is a statutory trust organized under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust Instrument").[5] The Trust and the Fund's principal executive offices are

---

[4] For example, while the Fund was frozen, MacKenzie Capital Management, LP ("MCM") made an unsolicited "mini-tender' offer to purchase up to 1,500,000 Shares of the Fund at $2.00 per share. Plaintiff was unable to evaluate MCM's offer other than being advised that "Third Avenue believes this price is not in the best interest of shareholders as it is materially below Third Avenue's assessment of possible returns and timing of those returns in FCF's liquidation." http://www.businesswire.com/news/home/ 20160415005911/en/Avenue-Recommends-Rejection-%E2%80%98Mini-Tender%E2%80%99-Offer-MacKenzie-Capital. While the MCM offer has expired, Plaintiff will be unable to evaluate any similar future tender offers if Plaintiff is denied sufficient material to evaluate potential fair value of Plaintiff's Fund holdings.
[5] The Trust Instrument is available at https://www.sec.gov/Archives/edgar/ data/1031661/0000921446-97-

located at 622 Third Avenue, New York, New York 10017. The Trust is an open-ended management investment company consisting of five separate investment series, including FCF, which commenced operations on or about August 31, 2009. The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds.

FACTUAL ALLEGATIONS

The Fund

~~5.~~ 6.   The Fund was first offered to investors on or about August 31, 2009 and is registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at their NAV. Open-ended funds are required to allow investors to redeem the value of their shares upon demand, and the Trust Instrument states, in part, "A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days after receipt of such redemption requests."

~~000011.txt~~https://www.sec.gov/Archives/edgar/ data/1031661/0000921446-97-000011.txt as Exhibit 1.

6.7.   The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds. The Trust is managed by the Trust's board of trustees (the "Board"), which hired Third Avenue Management, LLC ("Third Avenue Management" or the "Adviser") to serve as the investment adviser for all of the Third Avenue Funds, including the Fund.

7.8.   The Fund focused on investing in bonds and credit instruments rated below investment grade by some or all of the independent rating agencies, including Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or "high-yield" securities.

8.9.   The Fund's strategy was to buy distressed debt and other investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation."

9. 10. The Fund offered two share series with different investment minimums and fees: the Investor Class and Institutional Class. The minimum initial investment for the Investor Class was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20% of assets under management. The Institutional Class required a minimum investment of $100,000 with net annual operating expenses capped at 0.95%.[6] The Fund grew steadily through mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management topping out at over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

10. 11. While fixed income markets in 2013 and most of 2014 were robust, an increase in demand for ~~these assets~~those products without a concomitant increase in trading volumes was causing liquidity in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

---

[6] On August 26, 2016, the Fund combined its two share classes, and the Investor Class shares were converted to 1.00225814 Institutional Class shares.

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace***. Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds, and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups*** – although long-term institutional buyers may use it as a buying opportunity. [~~emphasis~~Emphasis added~~]~~.]

~~11.~~12. Other influential commentators warned of an impending liquidity crunch as the U.S. government's quantitative easing monetary policy was coming to an end. On August 11, 2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride.
>
> Yields are near record lows and liquidity in secondary markets is declining, making it harder to

exit swiftly. Reducing exposure earlier could be a wise decision.

. . . .

* * *

. . . Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.

. . . .

* * *

Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity".

. . . .

* * *

. . . [M]ost important, *the plumbing of credit markets has changed*. Households and mutual funds own 37 per cent of all credit, up from about 29 per cent pre-crisis, according to Fed data. Dealers have less ability to warehouse risk and compensate for market volatility: *an index by RBS estimates trading liquidity has dropped 70 per cent since 2007*. [emphasisEmphasis added].]

12.13. On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, ***and regularly discussing risks with their boards.***" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

13.14. Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled

11

"Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> *In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market. . . .*
>
> . . . .
>
> * * *
>
> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, *portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.* [emphasis added]

The Liquidity Risks and Standards Are Ignored at the Fund

~~14.~~15. Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR § 270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-

1, 17 CFR § 270.38a-1*,* also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

15.16.The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in order to timely satisfy investors' redemptions. Accordingly, SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued the investment on its books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by Registered Investment Companies, Investment Company Act Release No. 14983, 51 Fed. Reg. 9773 (Mar. 21, 1986)).

16.17.In response to increased volatility in the fixed income markets in June 2013, on January 1, 2014, the SEC released a guidance update titled "Risk Management in Changing Fixed Income Market Conditions" encouraging fund advisers to take the following steps to manage and communicate liquidity risks:

Assess and Stress Test Liquidity

… In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity …

Conduct More General Stress-Tests/Scenario Analyses

Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds. . . . .

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate. . . . These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications

> Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions. . . . .

[Footnotes omitted.]

~~17.~~18. Further, the SEC recently proposed new regulations stressing the importance of adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that "meeting daily redemption obligations is *fundamental* for open-end funds, and funds must manage liquidity in order to meet these obligations" and proposes a regulation requiring open-ended funds to develop liquidity risk management programs. Open-Ended Fund Liquidity Risk Management Programs, Investment Company Act Release No. 31835 at 17, SEC File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

~~18.~~19. A mutual fund's board of directors, or a similar governing body, is responsible for determining a security's liquidity based upon the trading market for that specific security. *See* Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities

Under Rules 144 and 145, Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30, 1990).

~~19.~~ 20. The Board represented to investors and the Fund's shareholders that it was monitoring liquidity. Thus, the Trust regularly included in its Statement of Additional Information ("SAI"), which was incorporated by reference into the Trust's Prospectuses, a disclosure providing:

> ***Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.*** . . .
>
> ***Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities").*** Securities freely saleable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid ***if they satisfy liquidity standards established by the Board of Trustees (the "Board")***. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, ***the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for***

> ***purposes of the foregoing 15% test.*** . . . [~~emphasis~~Emphasis added~~]~~.]

~~20.~~21. The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings."

~~21.~~22. The Trust's March 1, 2016 Prospectus provided that:

> The Funds' procedures call for a valuation committee of the designated independent Trustees to make a determination of fair value based on the committee members' or Trustees' judgments of relevant information and an analysis of the asset within the methodology approved by the Board of Trustees or between Board meetings, by designated independent Trustees. Details of fair valuation methodologies and determinations for all fair valued positions are provided under the approved methodology of the Adviser and are

reviewed by the Trustees of the Trust on a quarterly basis.

22.23. According to SEC guidance, a fund's board may enlist the assistance of individuals who are not board members to assist with its valuation duties, but it may not fully delegate these responsibilities and must establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

23.24. Communications promulgated by the Trust also assured FCF investors that redemption requests would be timely honored, as they should be, consistent with the ICA and SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the Fund that:

General

You may redeem your shares on any day during which the NYSE is open for trading, either directly from a Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees. . . .

Payment of Redemption Proceeds

18

A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. [Emphasis added.]

24.25. The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

> the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

25.26. Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed CEO Barse and his top lieutenants to run the Fund's operations as they saw fit., according to an article published in *The Business Insider*, titled "Inside Third Avenue Management, where

19

employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate Liquidity While the High-Yield Market Declines

26.27. Notwithstanding the mandate of the ICA, SEC guidance requiring the Fund to maintain adequate liquidity, the Trust's representations that it would monitor liquidity, and the promises set forth in the Investment Advisory Agreements, the Board and/or the Adviser failed to ensure that the Fund maintained adequate liquidity.

27.28. The relative illiquidity of the Fund was purportedly reflected by a Generally Accepted Accounting Principles ("GAAP") method used to determine the fair value of a fund's assets. Under Financial Accounting Standards Board Accounting Standards Codification Topics 820-10, Fair Value Measurements and Disclosures ("FASB ASC 820-10"), there are three levels for determining fair value, which use the following inputs:

> • Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access at the measurement date;
>
> • Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

• Level 3 – Significant unobservable inputs (including the Funds' own assumptions in determining the fair value of investments)[.]

28.29. Accordingly, Level 1 assets represent the most liquid level, as the value is dictated by active trading markets, while Level 3 assets represent the least liquid, as there are no observable market inputs to help determine their value. By most mutual fund standards, only Level 1 assets are deemed to be liquid, or capable of being sold at a price at or near their valuation within a reasonable period of time.

29.30. Rather than shifting to more liquid assets as investor net redemptions were mounting, the Fund held a large proportion of less liquid assets that it recorded as Level 2 and illiquid Level 3 securities investments as demonstrated in the chart below based upon the Fund's SEC filings:

Date	Net Investments[7]	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

---

[7] Values herein are what waswere reported by the Third Avenue Trust on Forms N-CSR and N-CSRS filed with the SEC. Plaintiff does not allegeagree that these values were true and accurate.

21

30.31. Thus, the Fund was allocated in manner actually ***opposite the SEC's guidance***. Rather than holding only 15% illiquid assets, the Fund was actually holding less than 10% in liquid (Level 1) assets and over 90% in less liquid or illiquid (Level 2 and 3) assets, assuming, but not agreeing, that these assets were properly valued and categorized.

31.32. Along these lines, the Fund had 76% of its portfolio exposed to very low-rated CCC+ securities and below, compared to a median level of 22% of such securities among similar junk bond funds, according to analysts at Citigroup. *See The Business Insider*, "Inside Third Avenue Management, Where Employees Were Terrified to Bring Bad News to the Boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015. The Fund also purchased large portions, ten percent or more, of smaller, less frequently-traded bond offerings, including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13, 2015.

32.33. The accumulation of such large stakes in these types of assets was especially reckless. As the Fund became "the largest holder of certain loans and securities that traded infrequently," when it then went to sell these

22

assets, "savvy traders . . . quickly figured out that a large investor was under pressure to sell" and offered "lowball bids for some of its assets, which would have caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third Avenue CEO Barse Departs," December 14, 2015.

33.34.According to its October 31, 2015 Fourth Quarter Report, the Fund additionally held many other low-liquidity or illiquid types of investments such as private equities, units of closed-end funds, and term loans, including Debtor-in-Possession loans for bankrupt entities and loans to energy companies.

The Fund Redeems Hundreds of Millions of Dollars of its Shares at Inflated Prices and Then Blocks Further Redemptions

34.35.In 2015, the lowest rated high-yield securities performed far worse than the rest of the market. The rout was fueled by falling commodities, including energy, prices, to which sector the high-yield segment of the market is heavily weighted. The Fund had over $2.97 billion in net assets at the beginning of fiscal year 2015, but due to portfolio losses and redemptions, it was down to $2.46 billion by April 30, 2015, with net redemptions of over $186 million. The Fund's net assets continued to fall in 2015 to $1.37 billion on October 31, 2015, with net redemptions for the entire fiscal year totaling over $938 million. Thus, over $750 million in redemptions occurred in the last half of fiscal 2015. Indeed, the Trust's Notice of application and a temporary order under Section 22(e)(3) of the Investment Company Act of 1940, filed with the SEC on December 16, 2015, states that "the Fund has experienced a total of $1.1 billion in estimated net outflows for the year to date through December 9, 2015."

35.36. Those shareholders cashing out benefitted from the Fund's failure to properly value its assets at the expense of its remaining shareholders. The Fund's heavy holdings of illiquid assets make it extremely unlikely that prior redemptions were properly valued. Thus, "Third Avenue's credit fund . . . more than any of its peers, skewed its portfolio toward high-risk, high-return turnaround situations in which the bonds traded so infrequently that determining a price for them was little more than guesswork." *The New York Times*, "A New Focus on Liquidity After a Fund's Collapse," by Landon Thomas Jr., January 11, 2016. *The New York Times* further reported that the SEC has previously prosecuted mutual funds for inflating the value of hard-to-sell securities, and that here, it might investigate "whether the portfolio managers at the [Fund] set prices too high for the most illiquid bonds. Mispricings of hard-to-trade (and hard-to-value)

24

securities give investors a distorted view of the assets' worth — which makes the fund all the more vulnerable when investors remove their money en masse."

36.37.Having failed to maintain adequate liquidity consistent with the mandates of an open-ended mutual fund, on December 9, 2015, Third Avenue Management notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into liquidation (the "Liquidation Announcement"). David Barse ("Barse"), the Trust's Chief Executive Officer and President at the time, stated in a message to investors:

> We believe that, with time, FCF would have been able to realize investment returns in the normal course. Investor requests for redemption, however, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for FCF going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders.
>
> In line with its investment approach, FCF has some investments in companies that have undergone restructurings in the last eighteen months, and while we believe that these investments are likely to generate positive returns for shareholders over time, if FCF were forced to sell those investments immediately, it would only realize a portion of those investments' fair value given current market conditions. . . .

37.38. As noted by *Morningstar* in an article entitled "Many Concerns About Third Avenue," had the Fund "met further redemption requests, it likely would have decimated the Fund's performance, leaving remaining shareholders with even deeper losses."

38.39. On December 11, 2015, Barse presented a rescue plan to the Board which involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC ("Fortress"). The Board rejected the offer as apparently too low, highlighting the prior overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite the Board's disapproval. The Board then terminated Barse.

39.40. Since the Liquidation Announcement, the Fund's NAV has significantly underperformed its benchmarks with the Fund's NAV falling over 24% as of November 26, 2016, while other high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $ High Yield Corporate Bond ETF have increased 4.79% and 5.75%, respectively. The Fund's stark departure from such benchmarks further demonstrates the inflated values at which the Fund's assets were previously set and at which redemptions were improperly paid.

40.41.On December 16, 2015, Third Avenue notified Fund investors

that it was working with the SEC to liquidate the Fund through the Focused

Credit Fund rubric rather than a separate liquidation vehicle. The Fund

stated that the initial shareholder distribution would include only 9% of the

Fund's capital, demonstrating that the Fund could not quickly sell 91% of its

remaining assets at reasonable or above fire-sale prices.   As noted above in

footnote 3, there were two subsequent distributions that were smaller than

the first distribution, and it appears that after a year only approximately one

quarter of the Fund has been liquidated as of this filing.

41.42.On December 22, 2015, *Morningstar* announced that in the

wake of the demise of the Fund, it was downgrading its assessment of Third

Avenue Management, as adviser to all of the Third Avenue Funds, from

Neutral to Negative. In discussing the Fund's downfall, *Morningstar* noted:

> Perhaps the most fundamental failure came at the
> outset in the firm's decision to offer the Focused
> Credit strategy as an open-end mutual fund at all.
> The open-end format demands daily liquidity, yet
> this was no ordinary high-yield bond fund. Among
> other items, the fund invested in high-yield bonds,
> loans, common stocks, and even some private
> equities, many of which became increasingly
> illiquid. Its weighting in nonrated debt was the
> highest in the peer group, and its weighting in B
> rated or lower debt was second-highest. The
> underlying distressed bonds central to the strategy

were particularly prone to illiquidity. ***Management, and the board that oversaw the fund, failed to reconcile this inconsistency, and that mismatch ultimately proved to be the fund's undoing.***

However, once the decision to launch the fund had been made, ***management and the fund's board had a responsibility to monitor the fund's liquidity and make necessary adjustments to ensure the fund could meet redemption requests in an orderly way. They failed to do so-- management in miscalculating the potential illiquidity of the fund's holdings and the board in not holding management's feet to the fire as a secondary check.***

See Morningstar, "Many Concerns About Third Avenue," December 22,

2015. (~~emphasis~~Emphasis added).

Plaintiff and the Other Shareholders Are Stuck Holding Illiquid Assets at Still-Inflated Prices After Redemptions Were Blocked

43.   Barse's December 9, 2015 letter to Fund shareholders stated, in

part:

> Third Avenue will manage the Liquidating Trust in order to obtain the best overall outcome for the beneficiaries. Third Avenue will not charge any fee for those services. Third Avenue anticipates that there will be periodic distributions from the Liquidating Trust as income is received and as assets are disposed of at reasonable prices. Third Avenue anticipates that the full liquidation process may take up to a year or more before a final

distribution is made in order to achieve favorable results.

44. As noted in Paragraph 41 and n.2, *supra*, in approximately 13 months, approximately 40% of the Fund's assets have been sold at or near the Fund's NAV. Thus, after over a year, the Fund has not been able to sell 60% of its assets at or near NAV values despite the facts that (1) SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities (*supra* ¶ 16), and (2) the Fund was supposed to be able to redeem shares within seven calendar days (*supra* ¶ 24). If the Fund is not properly valuating its assets, it will never find a counterparty to transact with, as the dearth of transactions to date suggests is happening.

45. Plaintiff was unable to evaluate the MCM mini-tender, and will stand unable to evaluate any future tender offers, absent information sufficient to evaluate the Fund's NAV.

PROCEDURAL BACKGROUND OF PLAINTIFF'S ~~BOOKS AND RECORDS~~SECTION 3819 DEMAND AND THIRD AVENUE'S FAILURE TO COMPLY

~~42.~~46.In light of the foregoing, on or about January 21, 2016, Plaintiff delivered ~~her~~a 12 Del. C. § 3819 Demand (the "3819 Demand" as defined above) to the Board at the Trust's principal office located in New York, New

York. ~~As noted above, the~~The 3819 Demand is attached hereto as Exhibit ~~A~~B.

~~43.~~47. On January 29, 2016, Plaintiff's counsel received a response to the 3819 Demand from Jonathan Wagner of Kramer Levin Naftalis & Frankel LLP ("Kramer Levin"), which ~~had been~~was retained by Third Avenue. The January 29, 2016, response (attached hereto as Exhibit ~~B~~C) raised three issues: "the parameters of the production, confidentiality issues, and who bears the expense of production."

~~44.~~48. On February 29, 2016, Plaintiff and the Trust entered into a confidentiality agreement, a copy of which is attached hereto as Exhibit ~~C~~D.

~~45.~~49. On March 17, 2016, *Krasner v. Third Avenue Trust*, CA No. 12113-VCL, was filed by another shareholder of the Fund pursuant to 12 Del. C. § 3819 to obtain certain books and records from the Trust.

~~46.~~50. On March 18, 2016, 388 pages of documents were produced to Plaintiff's counsel; on March 25, 2016, an additional 1,227 pages ~~of documents~~ were produced; on March 30, 2016, 19 pages were produced, and on April 8, 2016, two pages were produced to supplement the prior production after Plaintiff's counsel inquired about what appeared to be missing pages~~; and, on March 30, 2016, 19 pages were produced.~~.

47.51. After inquiring about what Plaintiff's counsel believed to be missing pages, Kramer Levin sent an April 8, 2016, letter (attached hereto as Exhibit ~~D~~E) stating, in relevant part:

> Without prejudice to Third Avenue Management LLC's position that Delaware law requires no further production of books and records, I enclose a document labeled TAM_FCF00001004-A, which was inadvertently omitted from our second production. Sequentially, TAMJFCF00001004-A falls between TAM_FCF00001004 and -1005.

48.52. On April 22, 2016, Plaintiff Krasner moved for summary judgment in *Krasner v. Third Avenue Trust*, CA No. 12113-VCL.

49.53. On or about May 3, 2016, Plaintiff served a demand (the "Litigation Demand") on the Board,[8] pursuant to the laws of the States of Delaware and New York, to investigate, institute litigation to recover damages from those who have acted in breach of their fiduciary duties, or who have engaged in mismanagement or negligence, and to demand that the Board take the remedial measures necessary to prevent recurrence of the wrongdoings of the type identified herein.

---

[8] Because the Litigation Demand cited ~~to~~ confidential material, and because its contents are irrelevant to Plaintiff's claim in this Action, the Litigation Demand is not attached hereto.

50.54. On May 24, 2016, Plaintiff received a letter, attached hereto as Exhibit ~~E~~F, stating that the Board had formed a special committee (the "Special Committee") to investigate ~~her~~Plaintiff's claims.

51.55. On June 29, 2016, Plaintiff received a letter from Mark Holland of Goodwin Procter, attached hereto as Exhibit ~~F~~G, advising that the Special Committee had retained Goodwin Procter and noting, among other things, that "[t]o assist in its review of the matters raised in your Letter, the [Special] Committee requests that you provide us with any and all information and documents in your or your client's possession that support the allegations in your Letter, as well as any additional information or documentation that you would like the Committee to consider."

52.56. On July 28, 2016, after briefing and oral argument on Krasner's April 22, 2016, motion for summary judgment, this Court denied the Trust's motion to dismiss and granted Krasner's motion for summary judgment, concluding that:

> 5. Krasner has established as a matter of law that he is entitled to obtain minutes of the Risk Committee and the Liquidity Working Group, as well as any reports made to or considered by the Risk Committee and the Liquidity Working Group regarding the Fund's liquidity issues.

6. Krasner has established as a matter of law that he is entitled to obtain documents relating to the departure of David Barse and members of his team, including documents below the level of the Board of Trustees. Krasner explained in his opening brief why he was entitled to these documents. In its answering brief, the Trust did not explain why they should not be provided.

7. Krasner has established as a matter of law that he is entitled to obtain the offer made by Fortress to purchase the Fund's illiquid investments. Krasner has explained persuasively terms of that offer shed light on the extent to which the illiquid assets had been previously overvalued by the Fund.

8. Krasner has established as a matter of law that he is entitled to obtain documents relating to the independence of the Trustees, such as D&O insurance questionnaires, board questionnaires, or similar materials.

9. Krasner has established as a matter of law that he is entitled to obtain the materials relating to liquidity and valuation issues that were reviewed by the board of trustees at its meetings relating to liquidity and valuation issues, such as reports on daily trading prices and the reports on fair value pricing. Krasner explained in his opening brief why he was entitled to these materials. In its answering brief, the Trust did not explain why they should not be provided.

53 57. Because the Special Committee had asked Plaintiff to further

expound upon her Litigation Demand, in a November 2, 2016, letter

33

attached hereto as Exhibit ~~G~~H, Plaintiff requested that the Special

Committee produce to her the documents produced to Mr. Krasner.

~~54.~~58. On November 7, 2016, Plaintiff's counsel sent an email,

attached as Exhibit ~~H~~I hereto, to Daniel Schumeister and Jonathan Wagner

of Kramer Levin, stating, in relevant part:

> On April 8, 2016, you represented that Third Avenue Management LLC's position was that Delaware law required no further production of books and records.
>
> As you know, *Krasner v. Third Avenue Trust*, Docket No. 12113 (Del. Ch.), resulted in a July 28, 2016, order that undermines the conclusion that Delaware law required no further production of books and records.
>
> We previously requested that information of the Special Committee, but it has not responded. As such, we demand that Third Avenue Management LLC produce the information the *Krasner* Court ordered produced by no later than this Thursday.

~~55.~~59. No response or production ensued.

~~56.~~60. On November 9, 2016, as attached hereto as Exhibit ~~I~~J,

Goodwin Procter responded to the November 2, 2016, ~~Letter~~letter stating

that the Special Committee was not obliged to produce documents.

~~57.~~61. On November 15, 2016, Plaintiff's counsel sent a formal 12

Del. C. § 3819 demand ~~(the "Second 3819 Demand"),~~, attached hereto as

Exhibit ~~J~~K, to Kramer Levin demanding that "the prior production we received be supplemented by the production that the Court ordered Mr. Krasner was entitled to as a matter of law" and ~~explaining how and why those documents (1) fall within the 3819 Demand and, alternatively,~~ demanding those documents be produced.

~~58.~~62. Again, despite the fact that this Court has already concluded that such documents fall within the scope of Section 3819 *as a matter of law,* no response or production ensued.

63. ~~Third Avenue has failed to produce any responsive documents to date.~~ Plaintiff filed this Action on December 2, 2016.

64. Upon filing this Action, Plaintiff's counsel received an email on December 4, 2016, attached hereto as Exhibit L, from counsel for Third Avenue which advised that it "did not have any record of receiving the November 15, 2016 letter attached as Exhibit J to Ms. Zuber's complaint." Kramer Levin stated that its spam filter had prevented delivery of the November 7 and 15, 2016, communications, delivery of Exhibits H and J hereto.

65.   On December 6, 2016, Third Avenue produced the documents produced as a result of the Court's summary judgment order in *Krasner v. Third Avenue Trust*, CA No. 12113-VCL.

66.   On December 9, 2016, having reviewed the production of December 6, 2016, Plaintiff and her counsel demanded "documents and data relating to the valuation models, processes, and procedures for the Fund", and particularly to certain Fund investments.   In response to Plaintiff's December 9, 2016, 3819 Demand, among other things, Plaintiff asserted that:

> There is also reason to believe that the Fund's valuation models are still faulty. The Fund's shareholders were advised by the December 2015 letter that TAM "anticipates that the full liquidation process may take ***up to a year or more*** before a final distribution is made in order to achieve favorable results."[]   It has now been almost a year, and less than half of the Fund's assets have been sold. If the Fund is not properly valuating its assets, it will never find a counterparty to transact with, and the dearth of transactions to date suggests that may still be happening.

67.   Third Avenue responded on December 16, 2016, in a letter questioning Plaintiff's purpose and entitlement to valuation related materials.

68. On December 23, 2016, Plaintiff explained her purpose and entitlement to the documents requested, and demanded a response within five business days. (See Exhibit M attached hereto) Plaintiff pointed out, among other things, that "to the extent our understanding that the Committee is producing the same documents to its experts or consultants, any argument that the same documents cannot be produced to Ms. Zuber and her consultants for confidentiality reasons is baseless." Additionally, to the extent such documents have already been collected, there is no burden in producing them to Plaintiff.

69. No response was made to the December 23, 2016, letter and no production ensued.

~~59.~~70. Third Avenue is in breach of Section 3819 for failing to comply with its obligation to permit the inspection of books and records with respect to Plaintiff's Demand. ~~Because the Trust was already required to produce the document requested herein to Krasner as a matter of law, the failure to produce the documents here, and indeed the failure to even respond to Plaintiff's repeated requests, demonstrates bad faith.~~ The documents requested relate directly to valuation and are related to "the business and financial condition of the statutory trust" (12 Del. C. § 3819(a)(3)) and are "just and reasonable" given the unique circumstances of the Fund, described above.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order pursuant to 12 Del. C. §3819 and Delaware common law:

A.   Requiring the Trust to permit Plaintiff and/or ~~his~~her attorneys to inspect and copy the materials identified in the Demand forthwith;

B.   Awarding the costs and fees associated with the prosecution of this action to Plaintiff; and

C.   Awarding such other and further relief as the Court deems just and proper.

Dated: ~~December 2, 2016~~

January 17, 2017

BIGGS AND BATTAGLIA

/

_/s/ Robert Goldberg

Robert D. Goldberg (ID #631)
921 North Orange Street

Wilmington, DE 19801

Phone: (302) 655-9677 ~~Phone~~
(302)655-7924-Fax
~~goldberg@batlaw.com~~

goldberg@batlaw.com

Attorneys for Plaintiff, Miranda Zuber

39

Of Counsel:

Mark Levine

Aaron Brody

Michael Klein

STULL, STULL & BRODY

6 East 45th Street

New York, NY 10017

Phone: (212) 687-7230

Fax: (212) 490-2022

~~abrody~~mlevine@ssbny.com

~~mklein@ssbny.com~~

abrody@ssbny.com

mklein@ssbny.com



EXHIBIT B

STULL, STULL & BRODY

ATTORNEYS AT LAW
6 EAST 45th STREET
NEW YORK, N.Y. 10017

TELEPHONE
212-687-7230

TELECOPIER
212-490-2022

January 21, 2016

<u>**VIA FEDERAL EXPRESS**</u>

Mr. Martin J. Whitman
Chairman of the Board
Third Avenue Management
622 Third Avenue
New York, NY 10017

> Re: Demand for Inspection of Books and Records of Third Avenue Trust
> <u>Pursuant to 12 Del. C. § 3819</u>

Dear Mr. Whitman:

We write to you as attorneys for Miranda Zuber, a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust"), including units of the Third Avenue Focused Credit Fund (the "Fund"). Attached to this letter as Exhibit "A" is a true and correct copy of the most recent brokerage account statement reflecting Mrs. Zuber's beneficial ownership of Trust units, including the Fund, during the relevant period, and reflecting her current beneficial ownership of Trust units, including the Fund. Attached to this letter as Exhibit "B" is a true and correct copy of the Assignment of Power of Attorney, executed by Mrs. Zuber authorizing me and my firm to act on her behalf in connection with this demand.

As you are aware, on December 10, 2015, the fund was frozen to redemptions and the next day David M. Barse ("Barse"), until then the President, Chief Executive Officer, and a Trustee of the Fund was terminated. We believe that the circumstances surrounding the freezing of the Fund and the termination of Barse, as publicly reported, may give rise to a liability against the Fund's trustees or officers in favor of the Trust and/or its unit holders.

In order to investigate, on behalf of Mrs. Zuber, the possible breaches of fiduciary duty, we hereby demand, on Mrs. Zuber's behalf, and pursuant to Section 3819 of the Delaware Decedents' Estates and Fiduciary Relations Law, 12 Del. C. § 3819, that the Trust immediately make the following books, records, and documents[1] available for inspection and copying by Counsel for Mrs. Zuber during the usual hours for business:

     1.   All documents demonstrating the actual or estimated value of the Fund's investments at the time the Fund was liquidated, including the value at which such investments could have been sold to Fortress Investment Group LLC ("Fortress"), or any other investor with whom discussions took place, rather than freezing the Fund.

     2.   All documents relating to Fund divestitures during the second half of 2015.

     3.   All documents relating to the Fund's liquidity buffer during the second half of 2015.

     4.   All documents relating to the actual or estimated ability of the Fund to liquidate during the second half of 2015.

     5.   All documents relating to redemption requests by Fund holders during the second half of 2015.

     6.   All investment memoranda used to approve any investment made by or transferred into the Fund during the second half of 2015.

     7.   All documents relating to the termination of Barse.

     8.   All documents relating to any conflicts between Barse and any other member of the Trust's Board of Trustees (the "Board").

     9.   All documents demonstrating all monies earned by Third Avenue Management LLC (the "Adviser") or any affiliate thereof as interest on loans made to the limited partners.

     10.   All minutes, notes and records of any meeting of any investment advisor to the Fund pertaining to any investment transferred into or made by the Fund, or pertaining to the Fund's liquidity.

---

[1] The terms "books," "records," and "documents" as used in this inspection demand include, without limitation, any and all correspondence, notes, memos, or other such materials concerning the demanded categories, whether sent via mail, facsimile, electronic communication, or otherwise.

11.   All minutes, notes and records of any meeting of the Board pertaining to any investment transferred into or made by the Fund, pertaining to the Fund's liquidity, or pertaining to any oversight of the Fund's investments.

12.   All documents relating to correspondence with the Securities and Exchange Commission (the "SEC") regarding freezing or liquidating the Fund.

13.   All documents reflecting any sales of Fund units by Adviser or any employee or affiliate of Adviser, or by any member of the Board, in the second half of 2015.

14.   All documents reflecting any concerns that the Fund's outsized holdings enabled savvy traders to quickly figure out that a large investor was under pressure to sell assets.

15.   All documents received by, or sent to, the Massachusetts Securities Division in connection with its subpoena of the Fund's closure and liquidation.

16.   All documents concerning any guidelines for the making of investments by the Fund.

17.   All documents concerning disputes among members of management of the Fund for the past two years.

18.   All documents concerning any interfund lending agreements between the Fund and any other mutual fund.

19.   All documents concerning liquidity standards established by the Board with respect to Rule 144A Securities.

20.   All documents concerning the Board's review of pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any security as liquid for purposes of the 15% test.

The purposes of this demand for inspection are reasonably related to the beneficial owner's interest as a beneficial owner of the statutory trust, and such purposes include:

1.   determining the value of assets in the Fund (and thereby, the value of Mrs. Zuber's units); and

2.   investigating possible wrongdoing in the management of the Fund, including, without limitation, with respect to:

      a. maintaining an adequate liquidity buffer;

      b. whether to sell the Fund's assets to private-equity firm Fortress Investment Group LLC., and;

      c. the termination of Barse.

To the extent it might be necessary, specific occurrences from which inferences of wrongdoing and/or mismanagement could be identified to invoke 12 Del. C. § 3819, we believe such occurrences exist, including that:

A.   On December 23, 2015, *The Wall Street Journal* published an article entitled, "How the Third Avenue Fund Melted Down; Years of discord ended in a final showdown, with CEO David Barse escorted from the building", reporting, *inter alia*, that there were long-running disputes among the Fund's management over the past several years; and that Barse was fired and escorted from the building after over twenty years of service, because of a dispute about the Fund's direction in what a security guard called "a fiasco."

B.   The Massachusetts Securities Division served a subpoena related to the closure and liquidation plan of the Fund.

C.   The extraordinary freezing of redemptions by the Fund.

*   *   *

I hereby affirm that the purposes for the demanded inspection, as set forth above, constitute a true and accurate statement of the reasons Mrs. Zuber, by and through her attorneys, in fact desire to review the demanded books, records, and documents, and that her demand is being made in good faith. These purposes are reasonably related to Mrs. Zuber's interests as Fund holder.

Please contact me, or my colleagues, immediately to schedule the review of the demanded books and records: Stull, Stull & Brody, 6 East 45th Street, New York, New York 10017, telephone: (212) 687-7230, facsimile: (212) 490-2022; attention Michael Klein, Esq, or by email at mklein@ssbny.com.

In the event that the Fund does not respond to this letter, or fails to permit the inspection and copying of the demanded documents within five business days from the date of receipt of this demand, we will seek appropriate relief to the fullest extent permitted under the law.

I make the above statements under penalty of perjury of the laws of the State of New York.

Sincerely,

Michael J. Klein,

cc: Corporation Services Company (via Federal Express)
        (Registered Agent for Third Avenue Trust)
        2711 Centerville Rd., Suite 400
        Wilmington, DE 19808

VERIFICATION

Miranda Zuber, being duly sworn, affirms under penalty of perjury of the laws of the State of New York:

1. I have been a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust") since at least 2013 and remain so as of today. Attached are true and correct copies of confirmations showing my purchases of Trust units and also a brokerage statement evidencing my ownership of these units as of my most recent brokerage statement. I continue to beneficially own units of the Third Avenue Focused Credit Fund (the "Fund") as of the execution of this Verification.

2. The demand letter pursuant to 12 Del. C. § 3819 addressed to the Trust, prepared and signed by my attorneys Stull, Stull & Brody at my direction, to which this Verification is attached is incorporated herein by reference and the statement of purpose and other statements therein contained are true and correct.

In Witness Whereof I have hereunto signed my name on the 20th day of January, 2016.

_____
Miranda Zuber

STATE OF NEW YORK)
) ss:
COUNTY OF QUEENS)

On the 20th day of January, 2016, before me, the undersigned, personally appeared Miranda Zuber, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_____
Notary Public

Jason R. Dagnenica
Notary Public, State of New York
Registration No. 01DA6298211
Qualified in Queens County
Commission Expires March 10, 2018

EXHIBIT A



THIRD AVENUE MANAGEMENT

P.O. Box 9802
Providence, RI 02940-8002
www.thirdave.com

Year-To-Date Statement

January 01 through December 31, 2015

SH-000142-TAF-TAF4PA01
ZAHAVA ZUBER AND
MIRANDA ZUBER JTWROS
13822 78TH DR
FLUSHING NY 11367-3238

THIRD AVENUE FUNDS-UNASSIGNED
622 THIRD AVE 32ND FLOOR
NEW YORK NY 10017

Questions about your account?
Call our Shareholder Services Group at 1(800)443-1021.

Account Number: 6000283678

Account Summary

Account Value on Jan 01, 2015	$53,226.90
Purchases/Reinvestments	$3,639.44
Redemptions	$0.00
Withholdings	$0.00
Account Value on Dec 31, 2015	$45,506.18

Portfolio Allocation



Legend

Third Ave Value Fd	19 %
Third Ave Sm-Cap Value Fd	22 %
Third Ave Real Estate Value Fd	25 %
Third Ave Intl Value Fd	17 %
Third Ave Focused Credit Fd	17 %

Summary of Accounts by Fund

Registration: ZAHAVA ZUBER AND MIRANDA ZUBER JTWROS

Account Number: 6000283678

Fund Name	Beginning Value	Purchases/ Reinvestments	Redemptions	Ending Value
Third Ave Value Fd Instl CL	$9,600.39	$685.44	$0.00	$8,796.61
Third Ave Small-Cap Value Fd Instl CL	$10,864.03	$1,303.79	$0.00	$10,140.68
Third Ave Real Estate Value Fd Instl CL	$11,650.41	$595.58	$0.00	$11,225.07
Third Ave International Value Fd Instl CL	$8,849.10	$125.18	$0.00	$7,585.75
Third Ave Focused Credit Fd Inv CL	$12,262.97	$929.45	$0.00	$7,758.07
Total	**$53,226.90**	**$3,639.44**	**$0.00**	**$45,506.18**



RD AVENUE MANAGEMENT
P.O. Box 9802
Providence, RI 02940-8002
www.thirdave.com

Year-To-Date Statement

January 01 through December 31, 2015

SH-000144-TAF-TAF4PA01
ARYEH ZUBER AND
MIRANDA ZUBER JTWROS
13822 78TH DR
FLUSHING NY 11367-3238

THIRD AVENUE FUNDS-UNASSIGNED
622 THIRD AVE 32ND FLOOR
NEW YORK NY 10017

Account Number: 6000283868

Questions about your account?
Call our Shareholder Services Group at 1(800)443-1021.

Account Summary

Account Value on Jan 01, 2015	$67,401.81
Purchases/Reinvestments	$4,606.35
Redemptions	$0.00
Withholdings	$250.68-
Account Value on Dec 31, 2015	$58,317.86

Portfolio Allocation



Legend

Third Ave Value Fd	19 %
Third Ave Sm-Cap Value Fd	24 %
Third Ave Real Estate Value Fd	25 %
Third Ave Intl Value Fd	19 %
Third Ave Focused Credit Fd	13 %

Summary of Accounts by Fund

Registration: ARYEH ZUBER AND MIRANDA ZUBER JTWROS

Account Number: 6000283868

Fund Name	Beginning Value	Purchases/ Reinvestments	Redemptions	Ending Value
Third Ave Value Fd Instl CL	$12,539.59	$895.29	$0.00	$11,244.85
Third Ave Small-Cap Value Fd Instl CL	$15,192.43	$1,823.24	$0.00	$14,180.89
Third Ave Real Estate Value Fd Instl CL	$15,434.15	$789.01	$0.00	$14,870.65
Third Ave International Value Fd Instl CL	$11,972.67	$169.36	$0.00	$10,263.40
Third Ave Focused Credit Fd Inv CL	$12,262.97	$929.45	$0.00	$7,758.07
Total	**$67,401.81**	**$4,606.35**	**$0.00**	**$58,317.86**

ASSIGNMENT OF POWER OF ATTORNEY

Miranda Zuber, being duly sworn, affirms under penalty of perjury of the laws of the State of New York:

1. I have been a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust") since at least 2013 and remain so as of today. Attached are true and correct copies of confirmations showing my purchases of Trust units and also a brokerage statement evidencing my ownership of these units as of my most recent brokerage statement. I continue to beneficially own units of the Third Avenue Focused Credit Fund (the "Fund") as of the execution of this Verification.

2. On or about January 20, 2016, I authorized Stull, Stull & Brody to make a demand on the Trust for documents in connection with unusual activities at the Trust as described in the 12 Del. C. § 3819 letter, which is incorporated herein by reference.

3. I hereby give Stull, Stull & Brody full power of attorney to take all further steps it deems appropriate to protect my interest in the Trust, including, but not limited to, filing legal actions and taking any further steps to protect my interests, with respect to my Trust units, which it deems appropriate in its professional judgment.

I hereby verify that the foregoing statements made by me are true and correct.

[signature]
Miranda Zuber

STATE OF NEW YORK)
) ss:
COUNTY OF QUEENS)

On the 20th day of January, 2016, before me, the undersigned, personally appeared Miranda Zuber, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

[signature: Jason D'Agnenica]
Notary Public

Jason R. Dagnenica
Notary Public, State of New York
Registration No. O1DA6298211
Qualified in Queens County
Commission Expires March 10, 2018

EXHIBIT C

KRAMER LEVIN NAFTALIS & FRANKEL LLP

JONATHAN M. WAGNER
PARTNER
PHONE 212-715-9393
FAX 212-715-8393
JWAGNER@KRAMERLEVIN.COM

January 29, 2016

BY PDF
Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: Third Avenue Trust

Dear Mr. Klein:

I have been retained in connection with your demand for inspection of books and records of Third Avenue Trust and, accordingly, I am responding to your January 21, 2016 letter.

Section 3819 of the Delaware Statutory Trust Act provides that any right of inspection is subject to "reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) . . . ." In addition, Section 3819 provides that the Trustees may keep confidential "any information that such persons reasonably believe to be in the nature of trade secrets or other information the disclosure of which such persons in good faith believe is not in the best interest of the statutory trust or could damage the statutory trust or its business. . . ." Finally, Section 3819 limits disclosure to "Information regarding the business and financial condition of the statutory trust" and "Other information regarding the affairs of the statutory trust as is just and reasonable."

Thus, before the Trust may produce any material, we need to discuss the parameters of the production, confidentiality issues, and who bears the expense of production.

Would you please let me know when you are available to discuss these important issues.

Yours truly,



Jonathan M. Wagner

JMW:jgf
cc: Sean Coffey, Esq.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000

990 MARSH ROAD   MENLO PARK CA 94025-1949   PHONE 650.752.1700   FAX 650.752.1800

47 AVENUE HOCHE   75008 PARIS FRANCE   PHONE (33-1) 44 09 46 00   FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM

KL3 3063464.1

EXHIBIT D

CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

THIS AGREEMENT is entered into as of the 29th day of February 2016, by and among Miranda Zuber ("Mrs. Zuber"), by and through her undersigned counsel, and Third Avenue Trust ("the Trust"), a Delaware corporation.

RECITALS

WHEREAS, by letter dated January 21, 2016, Mrs. Zuber made a demand (the "Demand") to inspect certain books and records of the Trust;

WHEREAS, some or all materials requested in the Demand contain proprietary, confidential and/or non-public information;

WHEREAS, the Trust does not intend to produce materials or information that it asserts constitute or contain communications or information conveyed for the purpose of seeking or constituting legal advice, attorney work-product and/or the mental impressions of inside or outside counsel to the Trust, its Board of Trustees (or any committee thereof);

WHEREAS, Mrs. Zuber reserves her rights to contest the Trust's assertion of privilege or work product protection on any document that is withheld in whole or part from production;

WHEREAS, the Trust will, to the extent it withholds information based upon the assertion of privilege, provide Mrs. Zuber with a privilege log to the extent required by Delaware law;

WHEREAS, to the extent that the Trust produces documents in response to the Demand, the Trust will only produce documents (or portions thereof) to the extent the information is expressly sought by the Demand;

WHEREAS, Mrs. Zuber reserves her rights to seek information supplemental to that expressly sought by the Demand;

WHEREAS, to the extent that the Trust produces documents in response to the Demand, it does so without waiving any rights it may have to object to the Demand, including on the basis of privilege, relevance, scope, form, standing, or Mrs. Zuber's ability to establish a proper purpose or state a credible basis for her inquiry under the Delaware Statutory Trust Act, among other bases, and the Trust reserves all such rights, accordingly;

WHEREAS, Mrs. Zuber and the Trust, through their undersigned counsel, are entering into this Agreement to protect against the dissemination of confidential information or documents provided by or produced by the Trust.

NOW, THEREFORE, Mrs. Zuber, her undersigned counsel and the Trust (each a "Party" and collectively the "Parties") hereby agree as follows:

1.   Definitions. For purposes of this Agreement:

a.   "Trust Information" means all documents, and information from the contents thereof, produced for inspection, and all notes, summaries, extracts, or any other work product prepared by Mrs. Zuber or her Advisors (as defined below) from such documents and information.

b.   "Advisors" of Mrs. Zuber include such attorneys and other consultants or experts retained by Mrs. Zuber as may be reasonably necessary to permit Mrs. Zuber to carry out the purposes for the inspection set forth in the Demand.

2.   Use of Company Information.

a.   Except as required by applicable law or regulatory process, Mrs. Zuber agrees that she and her Advisors will use the Trust Information only for carrying out the purposes set forth in the Demand, or as otherwise permitted under Delaware law.

b.   Subject to the terms of this Agreement, Mrs. Zuber may provide the Trust Information to her Advisors; provided, however, that Mrs. Zuber must first have received from each such Advisor a duly executed Advisor Undertaking. With respect to disclosure of the Trust Information to all attorney Advisors, all attorney Advisors, other than those attorney Advisors listed herein, must provide undersigned counsel for Mrs. Zuber with a copy of a duly executed Attorney Advisor Undertaking in the form attached hereto as Exhibit A. A copy of each such executed Exhibit A will be provided to the Trust only in connection with any good faith inquiry by the Trust concerning possible violations of this Agreement. With respect to disclosure of the Trust Information to any other Advisor of Mrs. Zuber, all such Advisors must provide the undersigned counsel for Mrs. Zuber a copy of a duly executed Advisor Undertaking in the form attached hereto as Exhibit B prior to the production of any Trust Information to such Advisor. Undersigned counsel for Mrs. Zuber must maintain a copy of each such executed Exhibit B in its files. A copy of each such executed Exhibit B will be provided to the Trust only in connection with any good faith inquiry by the Trust concerning possible violations of this Agreement. Prior to any such inquiry, the Trust's counsel shall be required to communicate its intent to make an inquiry to Mrs. Zuber in the manner provided in paragraph 13 of this Agreement, and such communication shall include a description of the Trust's "good faith" basis for the inquiry.

3.   Confidentiality of Trust Information. Mrs. Zuber and her Advisors shall hold all Trust Information in confidence, and will not disclose, publish, disseminate or communicate such Trust Information to any person (including, but not limited to, any other Trust shareholder, any party to a securities class action, derivative action, or other suit brought against the Trust or its officers and trustees, or counsel thereto), either directly or indirectly, except as provided in this Agreement unless and until the Trust consents in writing or a Court of competent jurisdiction expressly authorizes the treatment of such Trust Information as non-confidential. As used in this

2

Agreement, the term "person" shall be broadly interpreted to include, without limitation, any company, partnership, limited liability company, trust, other entity, including but not limited to any other law firm, or individual, but shall not include the Parties hereto or their Advisors who have signed the attached Attorney Advisor Undertaking or Advisor Undertaking. Notwithstanding the foregoing, Mrs. Zuber may disclose Trust Information to make a further demand on the Trust's Board of Directors or to file a lawsuit in her capacity as a stockholder of the Trust in accordance with applicable laws and subject to Paragraph 6 of this agreement without seeking prior written consent from the Trust.

4. <u>Legally Required Disclosure.</u> In the event that Mrs. Zuber or any of her Advisors are requested or required (by law or by deposition, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any Trust Information, Mrs. Zuber and her Advisors shall first provide the Trust with prompt written notice of any such request or requirement (the "Notice") so that the Trust may seek a protective order or other appropriate remedy and/or waive compliance with the applicable provisions of this Agreement, and Mrs. Zuber shall reasonably cooperate with the Trust with respect to the foregoing. The Trust shall inform Mrs. Zuber within five (5) business days of receipt of the Notice whether it intends to waive compliance with applicable provisions of this Agreement or whether it intends to seek a protective order or other appropriate remedy. If the Trust intends to seek a protective order or other appropriate remedy, it shall do so within twenty (20) business days from receipt of the Notice. In the event the Trust is unable to obtain such protective order or other appropriate remedy or fails to inform Mrs. Zuber of its intent as provided herein or fails to seek relief in the time provided herein, Mrs. Zuber and/or her Advisors shall (a) furnish only that portion of the Trust Information that she is advised by legal counsel must be furnished, and (b) give the Trust written notice of the information to be disclosed.

5. <u>Inadvertent Production.</u>

a. The inadvertent production of any document or other information in connection with the Demand shall be without prejudice to any claim that such material is privileged under the attorney-client or other privilege or protected from discovery as work product, and the Trust shall not be held to have waived any rights by such inadvertent production. If documents or other information subject to a claim of attorney-client privilege, attorney work product or any other ground upon which production of such documents or other information could have been withheld from Mrs. Zuber is nevertheless inadvertently produced to Mrs. Zuber and/or her Advisors ("Inadvertent Production Material"), such production shall in no way prejudice or otherwise constitute a waiver of, or estoppel as to, any claim of privilege or work product or any other valid ground for withholding production to which the Trust would otherwise be entitled. In the event Mrs. Zuber or her Advisors become aware of Inadvertent Production Material, said party shall immediately notify Trust's counsel as set forth in Paragraph 13 hereto.

b. If a claim of inadvertent production is made by the Trust pursuant to this Paragraph 5 with respect to documents or information then in the custody of

Mrs. Zuber or her Advisors, Mrs. Zuber and her Advisors shall: (i) refrain from any further examination or disclosure of the claimed Inadvertent Production Material (except to any court resolving the issue of whether such material is privileged or protected); (ii) not use the Inadvertent Production Material for any other purpose; and (iii) immediately return all copies of the Inadvertent Production Material to the Trust (and take all reasonable efforts to destroy any materials or information derived therefrom), unless Mrs. Zuber or her counsel informs the Trust within five days of the Trust's notification of Inadvertent Production that he intends to make a good faith challenge to the Trust's privilege designation of the Inadvertent Production Material in court, in which case Mrs. Zuber may sequester the Inadvertent Production Material at issue, and such sequestration shall thereby postpone the requirements of this subsection unless and until the Inadvertent Production Material at issue is determined to be privileged by a court. If Mrs. Zuber moves a court for an order compelling production of the claimed Inadvertent Production Material, the motion shall not assert as a ground for entering such an order the fact of the inadvertent production or the substance (as opposed to the type or nature) of the Inadvertent Production Material, unless the substance of the material is put at issue by the Trust. While such a motion is pending, the Trust Information in question shall be treated as Inadvertent Production Material.

6.   Confidential Filings.

a.   All documents of any nature filed with any Court, including but not limited to pleadings, letters and briefs, that disclose Trust Information shall be filed as a Confidential Filing.

b.   Any Party filing any pleadings, brief or letter (a "Filing") confidentially with any Court in accordance with Paragraph 6 of this Agreement shall comply with court rules governing the filing of confidential materials and information.

c.   Should Mrs. Zuber subsequently bring litigation against, or purportedly on behalf of, the Trust, that litigation shall be brought in (i) a Court located in the State of New York, County of New York, (ii) the Court of Chancery, State of Delaware, or (iii) the United States District Court for the Central District of California, only until such time as any purported securities action pending in that District is transferred to a different district. This provision shall not be deemed a waiver by the Trust of any objections to such subsequent action by Mrs. Zuber or of the Trust's right to move for a stay, transfer or dismissal of such subsequent action by Mrs. Zuber or for any other appropriate relief.

7.   Return of Company Information. Except as required by law, Mrs. Zuber agrees to return to the Trust all Trust Information, excluding court papers or attorney work product as described herein, possessed by Mrs. Zuber and/or her Advisors within a reasonable time following the completion of her review and/or use of such information, or upon the resolution of any demand issued or action commenced on behalf of Mrs. Zuber, under the terms of this Agreement, as reasonably requested in writing by the Trust or, alternatively, to certify that she or

4

her counsel have destroyed all copies of all Trust Information in their possession. Mrs. Zuber and her Advisors shall be entitled to retain court papers, discovery responses and objections signed by counsel, deposition and trial transcripts and Mrs. Zuber's attorney work product containing Trust Information provided that Mrs. Zuber and her Advisors shall not disclose court papers or attorney work product to any person except pursuant to court order or agreement with the Trust's counsel.

8. <u>Rights Not Impaired.</u> This Agreement does not constitute a waiver of the rights of any Party with respect to the relevance, discoverability, or admissibility of any documents or information subject to this Agreement in any subsequent proceeding, and each Party reserves all of their rights in that regard.

9. <u>No Admission.</u> Entering into, agreeing to and/or producing or receiving Trust Information or otherwise complying with the terms of this Agreement shall not:

a. Operate as an admission or concession as to the propriety of the Demand or any of the purposes stated therein or that the Trust Information is necessary or essential to those stated purposes;

b. Operate as an admission that particular Trust Information contains or reflects trade secrets or any other type of confidential material;

c. Operate as an admission that this Agreement is for any purpose other than designating how Trust Information produced pursuant to the Demand may be used and by whom;

d. Operate as a waiver or prejudice in any way the rights of the Trust to object to the production of documents for any reason, or operate as an admission that the restrictions and procedures set forth herein constitute adequate protection for any particular information deemed by the Trust to be confidential; or

e. Operate as a waiver or prejudice in any way the right of Mrs. Zuber to seek additional documents under any applicable laws or to pursue any applicable judicial remedy.

10. <u>Remedies.</u> Mrs. Zuber agrees that the Trust may not have an adequate remedy at law in the event of a breach of this Agreement by Mrs. Zuber or her Advisors, and that in the event of a breach of this Agreement by Mrs. Zuber or her Advisors the Trust may be entitled to specific performance and/or injunctive relief to enforce the terms of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for any such breach of this Agreement but shall be in addition to any other remedy to which the Trust may be entitled at law or in equity.

11. <u>Entire Agreement.</u> This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.

12.   Execution by Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All amendments to, modifications of, and waivers of this Agreement must be in writing and signed by or on behalf of the Parties.

13.   Notice. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, facsimile, email, Federal Express, registered or certified mail, postage pre-paid, return receipt requested, as follows:

If to the Trust:

John P. Coffey, Esq.
Jonathan M. Wagner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Fax: (212) 715-8000
Email: scoffey@kramerlevin.com
          jwagner@kramerlevin.com

If to Mrs. Zuber and/or her Advisors:

Aaron L. Brody, Esq.
Mark Levine, Esq.
Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, New York 10017
Email: abrody@ssbny.com
          mlevine@ssbny.com
          mklein@ssbny.com

14.   Governing Law; Binding Effect; Etc. This Agreement and all matters arising out of or relating to this Agreement or the validity thereof shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its principles or rules regarding conflicts of laws.

IN WITNESS WHEREOF, this Agreement has been executed and delivered on behalf of each of the Parties and their respective outside counsel by their duly authorized officer, agent or representative.

Kramer Levin Naftalis & Frankel LLP

By:  _____

John P. Coffey

Attorneys for Third Avenue Trust

Stull, Stull & Brody

By: _____

Mark Levine
Patrick K. Slyne
Aaron L. Brody
Jason D'Agnenica
Michael J. Klein

Attorneys for Miranda Zuber

7

EXHIBIT A

ATTORNEY ADVISOR UNDERTAKING

I hereby certify that: (i) I understand the Trust Information is being provided to me pursuant to the Confidentiality And Non-Disclosure Agreement ("Agreement") by and among Miranda Zuber ("Mrs. Zuber"), her counsel and Third Avenue Trust ("the Trust"); (ii) I have read the Agreement; and (iii) I am a legal advisor retained by Mrs. Zuber.

I agree the Trust Information provided to me under the terms of the Agreement, including any information derived therefrom, shall not be disclosed to any other entity or individual, other than Mrs. Zuber and/or her Advisors, unless otherwise authorized under the Agreement.

I understand the terms of the Agreement and agree to be fully bound thereby.

I consent to the exclusive jurisdiction of the courts of the [State of Delaware] for the purpose of any suit, action or other proceeding relating to the enforcement of this Agreement. I expressly waive any and all objections to personal jurisdiction or to venue, including, without limitation, the inconvenience of such forum, in any of the courts of the State of Delaware in any suit, action or other proceeding relating to the enforcement of this Agreement.

I understand that any violation of the Agreement or this Attorney Advisor Undertaking may be punishable by such relief as deemed appropriate by the courts of the State of Delaware.

Date: _____

                                     Name:

                                     Company:

EXHIBIT B

ADVISOR UNDERTAKING

I hereby certify that: (i) I understand the Trust Information is being provided to me pursuant to the Confidentiality And Non-Disclosure Agreement ("Agreement") by and among Miranda Zuber ("Mrs. Zuber"), her counsel and Third Avenue Trust ("the Trust"); (ii) I have read the Agreement; and (iii) I am an Advisor (*i.e.*, a consultant or expert) retained by Mrs. Zuber and/or her counsel.

I certify that: (i) I have no current consulting, expert or other working relationship, and have had no such consulting, expert or other working relationship in the past, in any matter for or adverse to the Trust; (ii) I hereby undertake that I shall not form any consulting, expert or other working relationship with any law firm other than Stull, Stull & Brody in any litigation or potential litigation matter adverse to the Trust relating in any way to the subject matter of this action or the Trust Information provided to me under the terms of the Agreement; and (iii) I agree the Trust Information provided to me under the terms of the Agreement, including any information derived therefrom, shall not be disclosed to any other entity or individual, other than Mrs. Zuber and/or Advisors of Mrs. Zuber.

I understand the terms of the Agreement and agree to be fully bound thereby.

I consent to the exclusive jurisdiction of the courts of the State of Delaware for the purpose of any suit, action or other proceeding relating to the enforcement of this Agreement. I expressly waive any and all objections to personal jurisdiction or to venue, including, without limitation, the inconvenience of such forum, in any of the courts of the State of Delaware in any suit, action or other proceeding relating to the enforcement of this Agreement.

I understand that any violation of the Agreement or this Advisor Undertaking may be punishable by such relief as deemed appropriate by the courts of the State of Delaware.

Date: /s/ _____

                                           Name:

                                           Company:

EXHIBIT E

KRAMER LEVIN NAFTALIS & FRANKEL LLP

DANIEL P. SCHUMEISTER
ASSOCIATE
PHONE 212-715-9271
FAX 212-715-8000
DSCHUMEISTER@KRAMERLEVIN.COM

April 8, 2016

CONFIDENTIAL

VIA E-MAIL

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, New York 10017

> Re: Ms. Miranda Zuber's Demand for Inspection of
> Books and Records of Third Avenue Trust

Dear Mr. Klein:

Without prejudice to Third Avenue Management LLC's position that Delaware law requires no further production of books and records, I enclose a document labeled TAM_FCF00001004-A, which was inadvertently omitted from our second production. Sequentially, TAM_FCF00001004-A falls between TAM_FCF00001004 and -1005.

The enclosed document has been designated "CONFIDENTIAL" pursuant to our Confidentiality Agreement. Under separate cover, we will send you the password needed to access this file, which is encrypted.

Very truly yours,



Daniel P. Schumeister

Enclosure

EXHIBIT F



UNIVERSITY OF CALIFORNIA

BERKELEY • DAVIS • IRVINE • LOS ANGELES • MERCED • RIVERSIDE • SAN DIEGO • SAN FRANCISCO   SANTA BARBARA • SANTA CRUZ

PROF. ERIC RAKOWSKI
SCHOOL OF LAW (BOALT HALL)
UNIVERSITY OF CALIFORNIA
BERKELEY, CALIFORNIA 94720-7200
EMAIL ERAKOWSKI@LAW.BERKELEY.EDU
PHONE 510-643-5706 FAX 510-643-2673

May 24, 2016

VIA REGULAR MAIL

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: Demand upon the Board of Trustees of the Third Avenue Focused Credit Fund

Dear Mr. Klein:

As an Independent Trustee of the Third Avenue Trust's Board of Trustees (the "Board"), I write to confirm the Board's receipt of the demand letter you sent on behalf of your client, Ms. Miranda Zuber, in connection with her purported beneficial ownership of units in the Third Avenue Focused Credit Fund (the "Fund"), dated May 4, 2016 (the "Demand Letter"). The Demand Letter requests that the Board "investigate, institute litigation to recover damages from those who have acted in breach of their fiduciary duties, or who have engaged in mismanagement or negligence" and demands that "the Board take the remedial measures necessary to prevent recurrence of the wrongdoings of the type identified herein."

The Board has reviewed and discussed the Demand Letter and determined that the best interests of our shareholders will be served by the formation of a committee of independent trustees ("Demand Review Committee") to investigate and analyze the facts, circumstances, and issues discussed in the Demand Letter. The Board has voted to

designate four Independent Trustees – William Chapman, II, Edward Kaier, Charles Walden, and myself, Eric Rakowski – as the members of the Demand Review Committee. The Demand Review Committee will select and engage independent counsel to assist with the investigation.

Upon completion of its investigation, the Demand Review Committee will present its findings and recommendations to the full Board, with the exception of any interested Board members and any Board members found to have acted improperly. The Board will then decide how best to advance the interests of the Fund and its shareholders and take whatever actions it deems appropriate. The Board will inform you of its decisions at that time.

Very truly yours,



Eric Rakowski

cc: William Chapman, II
        Edward Kaier
        Charles Walden

EXHIBIT G

 **GOODWIN**

Mark Holland
212.459.7152
MHolland@goodwinprocter.com

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

goodwinlaw.com
+1 212 813 8800

June 29, 2016

BY FEDERAL EXPRESS AND EMAIL (mklein@ssbny.com)

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: **Third Avenue Management – Shareholder Demand**

Dear Mr. Klein:

We write regarding your May 4, 2016 letter on behalf of your client, Miranda Zuber ("Letter") to the Board of Trustees of the Third Avenue Trust (the "Board"). According to your Letter, Ms. Zuber beneficially owns units of multiple series of the Trust, including units of the Third Avenue Focused Credit Fund (the "Fund").

The Board has appointed a Special Demand Review Committee (the "Committee") comprised of four directors, William E. Chapman, Edward J. Kaier, Eric Rakowski, and Charles C. Walden, to review the matters raised in your Letter. The Committee is reviewing and considering your Letter and the matters raised therein. The Committee has retained Goodwin Procter LLP to assist it in its review.

As we understand your Letter, you contend that the Board and/or Third Avenue Management LLC failed to properly discharge their fiduciary duties to the Fund and its shareholders with respect to valuation and liquidity determinations leading up to the Fund's suspending redemptions on or about December 16, 2015. We understand that you, on behalf of your client, demand that the Board investigate and, if appropriate, institute litigation to recover damages for any breaches of duties; to take remedial measures necessary to prevent recurrence of the alleged misconduct identified in the Letter; and to adopt internal controls to ensure that the Trust will not file materially false and misleading financial reports. We further understand that you, on behalf of your client, demand that the Board provide a "more realistic" time estimate for winding down

GOODWIN

goodwinlaw.com

the Fund. If our understanding of your client's demand is incorrect, please let us know immediately.

To assist it in its review of the matters raised in your Letter, the Committee requests that you provide us with any and all information and documents in your or your client's possession that support the allegations in your Letter, as well as any additional information or documentation that you would like the Committee to consider.

Once you have provided the requested documents and information, the Committee would be pleased to meet with you and your client at a mutually convenient time.

Sincerely,

Mark Holland

EXHIBIT H

STULL, STULL & BRODY

ATTORNEYS AT LAW
6 EAST 45th STREET
NEW YORK, N.Y. 10017

TELEPHONE
212-687-7230

TELECOPIER
212-490-2022

November 2, 2016

<u>VIA E-MAIL</u>

Mark Holland, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

Re: **Third Avenue Management – Shareholder Demand of Miranda Zuber**

Dear Mr. Holland:

Because I have not heard back from you or the committee for seven weeks (since my September 14 letter requesting the production of certain books and records), I am following up on behalf of Third Avenue Focused Credit Fund unit Holder Miranda Zuber.

The Committee, through your August 4, 2016 letter, asked us for the benefit of any further information we can provide. Not having all of the information to which we are entitled, which we requested in our January 21, 2016, Section 3819 Demand Letter (the "3819 Demand"), which we anticipate will support our demand, and which, due to the fact that substantially similar material has already been produced to other unit holders, can be produced to us at no cost or burden to the Trust puts us at a disadvantage.

Indeed, despite having not received multiple categories of documents requested in the 3819 Demand, I received an April 8, 2016, letter from Daniel Schumeister of Kramer Levin reiterating "Third Avenue Management LLC's position that Delaware law requires no further production of books and records[.]" That was unquestionably an incorrect legal position. As has since been clarified by the July 28, 2016, order in *Krasner v. Third Avenue Trust*, C.A. No. 12113 (Del.Ch.) (the "July 28 Order"), Delaware law clearly required further production of books and records. Because Mr. Krasner was entitled to documents as a matter of law based upon the same underlying facts as Ms. Zuber, who we represent here, it is clear that Chancery Court would order production of at least the same documents if we are forced to file suit.

It is clear that at least in the first instance the following documents should be produced pursuant to the 3819 Demand:

1) Minutes of the Risk Committee and the Liquidity Working Group, as well as any reports made to or considered by the Risk Committee and the Liquidity Working Group regarding the Fund's liquidity issues. (July 28 Order at ¶ 5). This clearly falls within request #3 of our 3819 Demand ("All documents relating to the Fund's liquidity buffer during the second half of 2015. ").

2) Documents relating to the departure of David Barse and members of his team, including documents below the level of the Board of Trustees. (July 28 Order at ¶ 6). This clearly falls within request #7 of our 3819 Demand ("All documents relating to the termination of Barse").

3) Documents relating to the offer made by Fortress to purchase the Fund's illiquid investments. (July 28 Order at ¶ 7). This clearly falls within request #1 of our 3819 Demand ("All documents demonstrating the actual or estimated value of the Fund's investments at the time the Fund was liquidated, including the value at which such investments could have been sold to Fortress Investment Group LLC ("Fortress"), or any other investor with whom discussions took place, rather than freezing the Fund."). We believe that further reports of potential sales of Trust assets would also be covered by this request, and must be produced for the same reason.

4) Documents relating to the independence of the Trustees, such as D&O insurance questionnaires, board questionnaires, or similar materials. (July 28 Order at ¶ 8). This clearly falls within request #8 of our 3819 Demand ("All documents relating to any conflicts between Barse and any other member of the Trust's Board of Trustees").

5) Documents relating to the liquidity and valuation issues that were reviewed by the board of trustees at its meetings relating to liquidity and valuation issues, such as reports on daily trading prices and the reports on fair value pricing. (July 28 Order at ¶ 9). This clearly falls within request #1 of our 3819 Demand, quoted above.

We look forward to receiving the above documents and then providing further information to the Committee. We in no way are waiving our rights to press the production of other categories of documents in the 3819 Demand. Please let us know when we can expect production. If you do not respond to this letter within two weeks, we will consider initiating a 3819 action in Delaware in order to receive, at the very least, the documents referenced above, each of which we believe we are unquestionably entitled to as a matter of law.

If the Committee does not have access to our 3819 Demand or the July 28 Order, please let me know and I will gladly provide them.

I look forward to receiving the requested documents from you.

Sincerely,



Michael J. Klein

EXHIBIT I

From:	Michael Klein <mklein@ssbny.com>
Sent:	Monday, November 07, 2016 5:42 PM
To:	'Schumeister, Daniel'; 'Wagner, Jonathan M.'
Cc:	Aaron Brody; 'Mark Levine'
Subject:	RE: On Behalf of Third Avenue Management, LLC

Dear Mr. Schumeister,

On April 8, 2016, you represented that Third Avenue Management LLC's position was that Delaware law required no further production of books and records.

As you know, *Krasner v. Third Avenue Trust*, Docket No. 12113 (Del. Ch.), resulted in a July 28, 2016, order that undermines the conclusion that Delaware law required no further production of books and records.

We previously requested that information of the Special Committee, but it has not responded. As such, we demand that Third Avenue Management LLC produce the information the *Krasner* Court ordered produced by no later than this Thursday.

Thank you,

Michael

_____

```
Michael Klein
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017
Tel: (212) 687-7230, x147
Fax: (212) 490-2022

This message may contain legally privileged and confidential information.
If you are not the intended recipient, you may not distribute, save, or copy this e-mail or any
attached items; please notify the sender of the error and then delete this e-mail.
```

From: Schumeister, Daniel [mailto:DSchumeister@KRAMERLEVIN.com]
Sent: Friday, April 08, 2016 3:56 PM
To: mklein@ssbny.com
Cc: Wagner, Jonathan M. <jwagner@KRAMERLEVIN.com>
Subject: On Behalf of Third Avenue Management, LLC

Dear Mr. Klein:

On behalf of Third Avenue Management, LLC, please see the attached letter and encrypted file. The password needed to access the encrypted file will be sent to you under separate cover.

Best regards,

Dan

Daniel Schumeister
Associate

KRAMER LEVIN
NAFTALIS & FRANKEL LLP
1177 Avenue of the Americas
New York, New York 10036
O: 212-715-9271 | F: 212-715-8000
dschumeister@kramerlevin.com
view bio
www.kramerlevin.com

EXHIBIT J

GOODWIN

Mark Holland
212.459.7152
MHolland@goodwinprocter.com

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

goodwinlaw.com
+1 212 813 8800

November 9, 2016

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: <u>Third Avenue Management – Shareholder Demand</u>

Dear Mr. Klein:

On behalf of our client, the Special Demand Review Committee (the "Committee") of the Board of Trustees of the Third Avenue Trust, I write in response to your letters dated November 2, 2016 and November 7, 2016.

With regard to your letter of November 2nd, I am not aware of any authority that would require a special litigation committee of a Delaware fund to produce documents in response to a shareholder's request. We ask that you please provide us with the cases or legal authorities that you believe entitle your client to make such a request and that require the Committee to produce documents in response to such a request.

With regard to your requests for an update on the status of the Committee's investigation, although we do not believe that the Committee is required to provide you with interim updates, we are happy to comply in this instance.

a. The Committee has formally met almost every two weeks since shortly after it was established in response to your client's demand. Members of the Committee have also had numerous informal conversations among themselves and with counsel. At each meeting, the Committee discusses the status of the investigation, including document collection and review, witness interviews, and expert analysis, as well as substantive issues relating to the Third Avenue Focused Credit Fund (the "Fund").

b. To date, the Committee and its counsel have requested, received, and reviewed over 22,000 documents from Third Avenue Management, LLC ("TAM"). These documents include Board materials, Board and TAM committee materials, internal memoranda, internal

and external emails, and voluminous data sets. This data includes daily Fund holdings, daily Fund transactions, and daily investor transactions, including subscriptions and redemption information during the relevant period. The Committee has received all of the documents that TAM has produced to date to the SEC and other regulatory agencies, as well as documents not requested by or produced to those agencies. In addition, the Committee has reviewed and analyzed the documents cited in Ms. Zuber's demand letter, SEC filings of the Fund and TAM, organizational documents and policies and procedures of the Fund, filings in the pending class actions and derivative suits, and media reports. TAM's gathering and production of documents is ongoing, and the Committee expects to receive and review a substantial volume of additional documents and data from TAM in the coming weeks.

      c.   The Committee has interviewed a dozen witnesses to date, including members of the Fund's Board of Trustees and present and former employees of TAM. One or more members of the Committee (and often all of them), have attended and participated in each of these witness interviews. The Committee expects to interview at least four more witnesses later this month and in early December. The Committee would also like to meet with you and your client during this period to ensure that it has received and considered any additional information you may wish to provide.

      d.   The Committee has retained an expert and an economic consulting firm to assist it with its investigation, including analyzing the data the Committee has received to date and continues to receive from TAM.

      e.   The Committee has conducted substantial analysis of relevant factual and legal issues.

      f.   The Committee presently intends to continue to meet with its counsel bi-weekly to discuss and direct the investigation and to provide the Board with an interim report at the earliest appropriate time.

We understand that certain parties to the pending litigations have agreed to mediate their disputes before Hon. Layn Phillips on December 13, 2016. The Committee presently does not intend to participate in that mediation (separate and apart from members of the Committee participating as members of the Board). Should that mediation result in a settlement proposal, the Committee



will take appropriate steps, consistent with its duties and obligations, to protect the interests of the Fund and its shareholders.

I trust this letter adequately addresses your and Ms. Zuber's concerns. I look forward to meeting you both at a mutually convenient time in early December.

Very truly yours,

Mark Holland

cc: Caroline H. Bullerjahn, Esq.
          John J. Falvey, Jr., Esq.

EXHIBIT K

S T U L L ,   S T U L L   &   B R O D Y

ATTORNEYS AT LAW
6 EAST 45th STREET
NEW YORK, N.Y. 10017

TELEPHONE
212-687-7230

TELECOPIER
212-490-2022

November 15, 2016

VIA EMAIL

Jonathan Wagner
Daniel Schumeister
KRAMER LEVIN NAFTALIS
& FRANKEL LLP
1177 Avenue of the Americas
New York, New York 10036

Re: Demand for Inspection of Books and Records of Third Avenue Trust Pursuant to 12 Del. C. § 3819

Dear Mr. Wagner:

We write to you as attorneys for Miranda Zuber, a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust"), including units of the Third Avenue Focused Credit Fund (the "Fund"). I had previously written to Mr. Whitman, Chairman of the Board, on January 21, 2016. That letter, which is attached hereto, is incorporated by reference herein, and includes a brokerage statement showing ownership of the Fund before it was frozen and an Assignment of Power of Attorney which is still valid. I understand that you now represent the Trust in this matter. If that is incorrect, please let me know and I will mail this to Mr. Whitman.

The purposes of this demand for inspection are reasonably related to Ms. Zuber's interest as a beneficial owner of the Trust, and such purposes include:

1. determining the value of assets in the Fund (and thereby, the value of Ms. Zuber's units); and

2. reviewing information regarding the business and financial condition of the statutory trust, and;

3. reviewing information regarding the affairs of the statutory trust in order to investigate possible wrongdoing in the management of the Fund, including, without limitation, with respect to:

   a. maintaining an adequate liquidity buffer;

Jonathan Wagner
Daniel Schumeister
**KRAMER LEVIN NAFTALIS
    & FRANKEL LLP**
November 15, 2016
Page 2 of 4

b. whether to sell the Fund's assets to private-equity firm Fortress Investment Group LLC or any other offer that may arise,

c. the termination of Barse, and;

d. evaluating whether and to what extent derivative claims on behalf of the Fund may exist.

Certain of the documents we demanded were produced pursuant to a confidentiality order. On April 8, 2016, Daniel Schumeister of Kramer Levin represented to us that Third Avenue Management LLC's position was that Delaware law required no further production of books and records.

Subsequently, in *Krasner v. Third Avenue Trust*, Docket No. 12113 (Del. Ch.), an order was entered on July 28, 2016, that undermines Third Avenue Management LLC's conclusion that Delaware law required no further production of books and records. It is clear from the *Krasner* Court's order that Third Avenue Management LLC's position that certain documents requested by Ms. Zuber did not fall within the purview of Section 3819 was incorrect.

The plaintiff in the *Krasner* case is legally indistinguishable, for this issue, from Ms. Zuber. There is no reason to believe that a court would rule different with respect to Ms. Zuber if faced with the same issue. As such, we demand that the prior production we received be supplemented by the production that the Court ordered Mr. Krasner was entitled to as a matter of law:

1.   Krasner established as a matter of law that he is entitled to obtain minutes of the Risk Committee and the Liquidity Working Group, as well as any reports made to or considered by the Risk Committee and the Liquidity Working Group regarding the Fund's liquidity issues. These documents thus fall within the scope of Section 3819. Ms. Zuber's prior demand (#3, 10) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

2.   Krasner established as a matter of law that he is entitled to obtain documents relating to the departure of David Barse and members of his team, including documents below the level of the Board of Trustees. Ms. Zuber's prior demand (#7) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

Jonathan Wagner
Daniel Schumeister
**KRAMER LEVIN NAFTALIS
    & FRANKEL LLP**
November 15, 2016
Page 3 of 4

3.   Krasner established as a matter of law that he is entitled to obtain the offer made by Fortress to purchase the Fund's illiquid investments. Ms. Zuber's prior demand (#1) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

4.   Krasner established as a matter of law that he is entitled to obtain documents relating to the independence of the Trustees, such as D&O insurance questionnaires, board questionnaires, or similar materials. Ms. Zuber's prior demand (#8) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

5.   Krasner established as a matter of law that he is entitled to obtain the materials relating to liquidity and valuation issues that were reviewed by the board of trustees at its meetings relating to liquidity and valuation issues, such as reports on daily trading prices and the reports on fair value pricing. Ms. Zuber's prior demand (#11) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

In the event that the Fund does not respond to this letter, or fails to permit the inspection and copying of the demanded documents within five business days from the date of receipt of this demand, we will seek appropriate relief to the fullest extent permitted under the law.

We are willing to accept these documents as a continuation of the prior production, pursuant to our agreed upon confidentiality order, and we believe the Trust has these documents collected since it has already produced them to Mr. Krasner's counsel. Because Ms. Zuber is entitled to these documents as a matter of law, we see no reason why production should not occur immediately. Additionally, because Ms. Zuber is entitled to these documents as a matter of law, failure to produce them would clearly indicate an act of bad faith on your part and we will seek attorneys' fees if we are forced to litigate to receive the documents.

*   *   *

I hereby affirm that the purposes for the demanded inspection, as set forth above, constitute a true and accurate statement of the reasons Ms. Zuber, by and through his attorneys, in fact desire to review the demanded books, records, and

Jonathan Wagner
Daniel Schumeister
**KRAMER LEVIN NAFTALIS
      & FRANKEL LLP**
November 15, 2016
Page 4 of 4

documents, and that his demand is being made in good faith. These purposes are reasonably related to Ms. Zuber's interests as a Fund holder.

Please contact me immediately to schedule the review of the demanded books and records: Stull, Stull & Brody, 6 East 45th Street, New York, New York 10017, telephone: (212) 687-7230, facsimile: (212) 490-2022; attention Michael Klein, Esq, or by email at mklein@ssbny.com.

I make the above statements under penalty of perjury of the laws of the State of New York.

Sincerely,



Michael J. Klein

EXHIBIT L

From:	Wagner, Jonathan M. <jwagner@KRAMERLEVIN.com>
Sent:	Sunday, December 04, 2016 1:11 PM
To:	Michael Klein
Cc:	Aaron Brody; mlevine@ssbny.com
Subject:	Zuber v. Third Avenue

I do not have any record of receiving the November 15, 2016 letter attached as Exhibit J to Ms. Zuber's complaint. Would you please forward to me.

Jonathan M. Wagner
Partner

**KRAMER LEVIN
NAFTALIS & FRANKEL LLP**
1177 Avenue of the Americas
New York, New York 10036
| O: 212-715-9393 | F: 212-715-8393 | M: 917-951-8228
jwagner@kramerlevin.com
view bio
www.kramerlevin.com

EXHIBIT M

STULL, STULL & BRODY

ATTORNEYS AT LAW
6 EAST 45th STREET
NEW YORK, N.Y. 10017

TELEPHONE
212-687-7230

TELECOPIER
212-490-2022

December 23, 2016

Via Email and Hand Delivery

Jonathan M. Wagner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Re: Ms. Zuber's December 9, 2016, Demand for Inspection of Books and Records of Third Avenue Trust Pursuant to 12 Del. C. § 3819

Dear Mr. Wagner:

I write, in response to your letter of December 16, 2016, to explain why the Third Avenue Trust ("Third Avenue" or the "Trust") is wrongfully withholding documents to which our client, Miranda Zuber, is entailed pursuant to 12 Del. C. § 3819 ("Section 3819").

We disagree that Third Avenue has diligently responded to Ms. Zuber's requests for documents. When we entered into the February 29, 2016, confidentiality agreement you reference, we believed we would receive all documents to which Ms. Zuber was entitled. Mr. Schumeister represented on April 8, 2016, that Delaware law required no further production of books and records. As shown by the *Krasner* action, Third Avenue's first production was insufficient as a matter of law. Ms. Zuber is not constrained by Third Avenue's initial production or what Mr. Krasner requested; she is constrained only by the confines of Section 3819.

We also disagree with your attempt to color Ms. Zuber's actions since her May 4, 2016, demand was made. After we were notified that Demand Review Committee was had been formed on May 24, 2016 and after we were notified that the Demand Review Committee had retained Goodwin Procter on June 30, 2016, we corresponded with it and its counsel.[1] That correspondence is irrelevant to whether Third Avenue has complied with its Section 3819 obligation to produce documents "reasonably related to the beneficial owner's interest as a beneficial owner of the statutory trust[.]" Is it Third Avenue's position that wanting to see the underlying assumptions used to value level 2 and level 3 assets in calculating a NAV is not reasonably related to Ms. Zuber's interest as a beneficial owner of the Third Avenue Focused Credit Fund (the "Focused Credit Fund" or "FCF")? In, for example, an April 15, 2016, press

---

[1] We sent the Demand Review Committee correspondence on July 6, 2016, September 14, 2016, November 2, 2016, and November 7, 2016, December 2, 2016, and December 5, 2016, before meeting with its counsel on December 8, 2016. We sent the Demand Review Committee further information its counsel requested on December 9, 2016.

release recommending the rejection of "an unsolicited 'mini-tender' offer dated April 6, 2016, made by MacKenzie Capital Management, LP ('MCM')[,]" Third Avenue recommended "against shareholders tendering shares" because "MCM's offer price of $2.00 per share is 61.76% below FCF's April 6, 2016 net asset value per share of $5.23. Third Avenue believes this price is not in the best interest of shareholders as it is materially below Third Avenue's assessment of possible returns and timing of those returns in FCF's liquidation."[2] Is Third Avenue's position that Ms. Zuber and other shareholders should not be able to make their own assessment of possible returns and timing of those returns in FCF's liquidation? Ms. Zuber seeks documents necessary to make such a determination. Separate and apart from any litigation demand which, as shown below, does not affect the propriety of Ms. Zuber's request, this is independently a reason that Ms. Zuber's demand is proper.

Moreover you note that you did not see my emails of November 7 or 15, 2016, because they went to spam folders of both you and Mr. Schumeister. Having received responsive messages to my emails from both you and Mr. Schumeister,[3] there was no reason messages from our domain should have been picked up by your spam filter. Regardless, Ms. Zuber and Stull, Stull & Brody bear no responsibility for Kramer Levin's information and technology system issues, and we do not see why you saw fit to raise it. Indeed, whether filtered to spam or not, the demand was delivered in writing to a representative of the Trust, so it complied with Section 3819.

You cite the fact Ms. Zuber has filed an investigation/litigation demand on the Board that has resulted in the formation of a Demand Review Committee, but that is not a legitimate reason for refusing to produce documents pursuant to Section 3819. Third Avenue produced documents to Ms. Zuber that was ordered to be produced in the *Krasner* action after the Demand Review Committee was formed in response to Ms. Zuber's demand. Third Avenue's actions were contradictory to the position you take in your letter.

Moreover, the Delaware Supreme Court held in the context of books and records demands governed by 8 Del. C. §220, that a "rule that would automatically bar a stockholder plaintiff from bringing a § 220 action solely because the plaintiff previously filed a plenary derivative suit" was "unsupported by the text of, and the policy underlying, Section 220." *King v. Verifone Holdings, Inc.*, 12 A.3d 1140, 1150 (Del. 2011) (quoted in *Amalgamated Bank v. NetApp, Inc.*, C.A. No. 6772-VCG, 2012 Del. Ch. LEXIS 24, 14 (Del. Ch. 2012)); *South v. Baker*, 62 A.3d 1, 20 (Del. Ch. 2012) (same). Given that Ms. Zuber has not filed a plenary derivative action, serving a demand letter cannot terminate such rights in a Section 3819 context, even ignoring that Section 220 has a stricter standard than Section 3819. The case you cite, *In re*

---

[2] http://focusedcreditfund.com/news/rejection-of-mackenzie-mini-tender/

[3] You and/or Mr. Schumeister responded to emails that I had sent on, among other dates February 1, 4, 17, 19, and 22; March 2, 7, and 30, and; April 6, 2016.

InfoUSA, Inc. Shareholders Litig., 2008 WL 7642 (Del. Ch. Mar. 17, 2008), pre-dates *Verifone*, and in any event, is plainly distinguishable because it involves a special litigation committee formed to consider whether to allow a derivative case to proceed, not the scope of a statutory duty to produce documents. In fact, the concern of *InfoUSA* seemed to be the impact of a full discovery program, including numerous depositions, which is irrelevant here.

Your first grounds for rejecting Ms. Zuber's demand is that Ms. Zuber has not demonstrated a proper purpose for requesting the additional material. That is wrong, as noted above. We further note that as opposed to § 220, Section 3819 does not expressly state that a proper purpose is required. Indeed, Section 3819 can be used for "any purpose reasonably related to the beneficial owner's interest as a beneficial owner of the statutory trust[.]" Based on the information to which we have had access so far, we do not believe that the FCF's NAV was reasonable or accurate based upon errors in level 2 and level 3 valuations. Ms. Zuber is looking for underlying non-public data and assumptions to confirm whether the valuations were accurate. As a shareholder, she has a legitimate interest in determining the reasonability of the valuation and being able to make an informed decision of whether or not, among other possible reasons, to tender her interest in the Focused Credit Fund should such an offer arise.

Even if the Chancery Court were to hold Ms. Zuber to the same standard as Section 220 plaintiff, her demand would comply. Nothing in your letter suggests any reason why, if we were forced to litigate this matter, you believe Third Avenue will be able to successfully assert an implied purpose defense. *Grand Acquisition, LLC v. Passco Indian Springs DST*, 145 A.3d 990, 1001-04 (Del. Ch. 2016). It is clear that Ms. Zuber's requests are supported by a proper purpose.

Secondly, you suggest that Ms. Zuber has not explained why she needs these additional documents. In addition to seeking to help the Demand Review Committee per its request, Ms. Zuber is seeking to value her units in the Trust without reference to their purported NAV. We do not understand the argument that that is an improper purpose.

You also indicate that Third Avenue is refusing to produce documents because the right to books and records pursuant to Section 3819 is limited. While we do not assert the scope of Section 3819 is unlimited, Ms. Zuber's demand is narrow and only requests documents that we understand are already collected. Although you cite to documents already produced, our review of those documents does not adequately enable Ms. Zuber, her counsel or her consultants to gain a firm understanding of the methods and procedures used to derive the valuations recorded and seek the additional documents we believe will make that understanding possible.

While you suggest that there could be a point where there are diminishing returns and more harm can be caused by producing additional books and records, nothing in your response supports the proposition that the demand reaches that level, or that any harm would be done by complying with the demand. To the extent that any of the material in Ms. Zuber's latest request has already been gathered and shared with the Demand Review Committee, there would obviously be minimal expenses involved in producing to Ms. Zuber because, among other things,

(1) the records requested are basic, (2) the records requested have already been gathered for the Demand Review Committee because it would seem so difficult for the Committee to perform its function without the requested material, and; (3) and upon information and belief the Committee is producing the same documents to its experts or consultants.

Your reference to the language in Section 3819 that Trustees may keep certain information confidential is not a credible reason for withholding additional material. Virtually all of the material produced to date are books and records for which Third Avenue previously expressed an interest in keeping confidential, and thus Ms. Zuber and Third Avenue entered into a confidentiality agreement to assuage concerns over confidentiality. Those documents have indeed been kept confidential. You have provided no reason why the material now subject to dispute is of some higher level of concern that Third Avenue would not be protected by the agreement in place. To the extent there are concerns and additional protection is needed, we would be pleased to discuss those concerns and any additional safeguards required. The lack of any indication in the letter suggests that this is not a legitimate reason to refuse production. Further, to the extent our understanding that the Committee is producing the same documents to its experts or consultants, any argument that the same documents cannot be produced to Ms. Zuber and her consultants for confidentiality reasons is baseless.

In the event that the Fund does not respond to this letter, or fails to permit the inspection and copying of the demanded documents within five business days from the date of receipt of this demand, we will seek appropriate relief to the fullest extent permitted under the law, including possibly by amending the complaint that Ms. Zuber has on file currently.

Very truly yours,

Michael Klein

cc: Daniel Schumeister, Esq.